EXHIBIT 4.3

REED ELSEVIER GROUP PLC

**RULES OF THE REED ELSEVIER GROUP PLC
SHARE OPTION SCHEME**

**(Approved by the shareholders of Reed Elsevier PLC
in general meeting on 8 April 2003)**

**(Approved by the shareholders of Reed Elsevier NV
in general meeting on 9 April 2003)**

(Approved by the Directors on 29 January 2004)

THE REED ELSEVIER GROUP PLC

SHARE OPTION SCHEME

1. DEFINITIONS

1.1 In these Rules the following words and expressions have the following meanings except where the context otherwise requires:-

Adoption Date means 8 April 2003;

Auditors means the auditors for the time being of the Scheme Organiser and, where the context requires, of one or both Qualifying Companies;

Board means the Board of Directors for the time being of the Scheme Organiser;

the Committee means the remuneration committee of the Board, or other duly authorised committee thereof;

Control has the meaning ascribed thereto in Section 840 of ICTA;

Constituent Company means the Scheme Organiser or any other company to which for the time being the Scheme is expressed to extend;

Date of Grant means the date on which the Committee resolves to grant an Option in accordance with the terms of Rule 4;

Dutch Share means an ordinary share in the capital of RE NV;

Eligible Employee means any employee or full time executive director of any member of the Group who is required to devote substantially the whole of his or her working time to the business of the Group;

Employment means employment with any Constituent Company or Constituent Companies;

General Offer means an offer for Shares as specified in Rule 7.1;

the Group means the Scheme Organiser and every company which is under the Control of the Scheme Organiser;

ICTA means the Income and Corporation Taxes Act 1988;

Issue or Reorganisation means any capitalisation issue or rights issue or any consolidation, sub-division or reduction or other variation of capital or reserves by a Qualifying Company;

ITEPA means the Income Tax (Earnings and Pensions) Act 2003;

Option means the right granted to a Participant on any particular Date of Grant to obtain Shares in accordance with the Rules of the Scheme;

Option Price means the price for the acquisition of a Share comprised in any Option which, subject to Rule 6, is not less than the higher of:-

(i) if the Shares are to be subscribed, the nominal value of a Share;

(ii) in the case of a UK Share an amount equal to the middle market quotation of a UK Share on the Date of Grant of the Option as ascertained from The Daily Official List of The London Stock Exchange or if Rule 7.6 has been applied, such amount as is the acquisition price determined under that rule of a share in the company whose shares are scheme shares under the new rights; and

(iii) in the case of a Dutch share the closing price for a Dutch Share on the Amsterdam Stock Exchange on the Date of Grant or if Rule 7.6 has been applied, such amount as is the acquisition price determined under that rule of a share in the company whose shares are scheme shares under the new rights;

Participant means any person who has been granted an Option which has not lapsed in accordance with the provisions of Rule 5.5 and includes, where the context so admits, the legal personal representatives of any such person;

Qualifying Company means each of RE PLC and RE NV;

RE NV means Reed Elsevier NV;

RE PLC means Reed Elsevier PLC;

Redundancy means dismissal by reason of redundancy within the meaning of the Employment Rights Act 1996;

Retirement means the cessation of Employment in circumstances which the Committee regards as retirement (whether at normal retirement age or at any other age);

Scheme means this Scheme, in its present form or with and subject to any amendment thereto effected in accordance with the Rules;

Scheme Organiser means Reed Elsevier Group plc registered in England No.2746616 by whatever name known from time to time;

Share means a UK Share or an Dutch Share and ***shareholder*** shall be construed accordingly;

Share Option Scheme means any share option scheme adopted by the shareholders of RE PLC, RE NV or the Scheme Organiser in General Meeting; and

UK Share means an ordinary share in the capital of RE PLC.

1.2   Words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.3   Any reference to a statutory provision shall be deemed to include that provision as the same may from time to time hereafter be amended or re-enacted.

2.   ELIGIBILITY

2.1   No person shall be entitled as of right to participate in the Scheme. Subject thereto, the Committee shall in its absolute discretion, subject to the Rules, decide from time to time which Eligible Employee or Employees shall have the opportunity to participate and the extent of the participation.

3.   LIMITS ON NUMBER OF SCHEME SHARES

3.1   Options may be satisfied using:

(a)   existing issued Shares, in which case Rule 3.2 shall apply; or

(b)   new Shares issued to the Participant at the time of exercise, in which case Rules 3.3 and 3.4 shall apply.

3.2   Where Options are to be satisfied using existing issued Shares, the Scheme Organiser shall provide (and shall procure, where appropriate, that any member of the Group which employs Participants shall provide) sufficient monies to enable sufficient Shares to satisfy all Options to be acquired.

3.3   Where Options are to be satisfied using new Shares issued by RE PLC no Option shall be granted to the extent that the result of that grant would be that the aggregate number of UK Shares that could be issued on the exercise of that Option and any other Options granted at the same time, when added to the number of UK Shares that:

> (i)   could be issued on the exercise of any other subsisting share options granted during the preceding ten years under any Share Option Scheme (including Options under the Scheme);

> (ii)   have been issued on the exercise of any share options granted during the preceding ten years under any Share Option Scheme (including Options under the Scheme);

> (iii)   could be issued on the exercise of any other rights to acquire shares granted during the preceding ten years under any profit sharing or other employee share incentive scheme (not being a Share Option Scheme); and

> (iv)   have been issued during the preceding ten years under any profit sharing or other employee share incentive scheme (not being a Share Option Scheme),

would exceed 10 per cent of the ordinary share capital of the Qualifying Company for the time being in issue,

PROVIDED THAT Shares which may be issued on exercise of options under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme (approved by the shareholders of RE NV in general meeting on 26 April 2000 and by the shareholders of RE PLC in general meeting on 27 April 2000) shall not count against the equity dilution limit in this rule 3.3 (as provided in rule 3.1 of the rules of that scheme).

3.4   The number of Dutch Shares which may be issued pursuant to Awards granted under the Scheme from time to time shall be agreed between the Committee and RE NV before such Awards are granted **PROVIDED THAT** the percentage referred to in Rule 3.3 above in relation to RE PLC shall apply in relation to RE NV.

3.5   Reference in this Rule 3 to the *issue* of Shares shall, for the avoidance of doubt, mean the issue and allotment (but not transfer) of Shares.

4.   GRANT OF OPTIONS

4.1   Subject as hereinafter provided, the Committee may adopt such procedure as it thinks appropriate for granting Options to designated Eligible Employees. Immediately prior to the granting of any Options the Committee may, in its absolute discretion, enter into a deed poll recording its intention to grant Options and agreeing to be bound by the option certificates issued pursuant to Rule 4.2 below. If the Committee does not enter into a deed poll, Options shall be granted under the Scheme Organiser's seal or otherwise to take effect as a deed.

4.2   The Eligible Employee shall become entitled to the Option immediately upon grant and the Committee shall as soon as practicable thereafter send the Participant the option certificate.

4.3   Notwithstanding sub-rule 4.1 of this Rule Options may only be granted within the period of 42 days after:

(a)   the release of the Qualifying Companies' interim and/or final results in any year on or after 1 January 2004; or

(b)   following the day on which the Committee resolves that exceptional circumstances exist which justify the grant of Options.

4.4   The number of Options available for grant will be restricted by reference to the underlying performance of the Group's business.   For these purposes the Committee intends to measure corporate performance by reference to the arithmetic mean of the Qualifying Companies' earnings per share (**EPS**) growth over the three financial years prior to the grant to determine the number of Shares over which Options may be granted in any Financial Year as set out in Schedule 1.

4.5   The Committee may (and in the case of Participants who are executive directors of the Scheme Organiser or a Qualifying Company shall) impose objective conditions which must, unless otherwise stated in the rules of this Scheme, be satisfied prior to the exercise of Options.   Such conditions shall consist of the conditions set out in Schedule 2 to this Scheme.

4.6   The form for the time being of any certificate or other document shall be subject to the terms and conditions of the Scheme contained herein and shall be in such form as the Scheme Organiser may determine.

4.7   No Option shall be granted under the Scheme later than the tenth anniversary of the Adoption Date.

4.8   For the avoidance of doubt, the Committee may in its absolute discretion make more than one offer to any individual Eligible Employee to participate in the Scheme in any 42 day period referred to in Rule 4.3 above.

4.9   An Option may be granted subject to such conditions of exercise for payment of income tax, employee's national insurance contributions and employer's national insurance contributions liability as the Board may determine (including the right to sell on the Participant's behalf sufficient Shares to satisfy any liability to taxation of employee's national insurance contributions or employer's national insurance contributions) and if any condition is imposed relating to the assumption, payment or reimbursement by the Participant of employer's national insurance contributions liability, such condition shall comply with any applicable legislation or regulations and the Board shall be entitled to waive in whole or in part the Participant's obligation in respect of such liability.

5.   TERMS OF OPTIONS

Non-transferability

5.1   No Option granted under the Scheme may be transferred, assigned, charged or otherwise alienated.

Period of Option and when Exercisable

5.2   Save as otherwise permitted in these rules, an Option may only be exercised if any performance conditions imposed under rule 4.5 have been fulfilled or waived in accordance with these rules.

5.3   An Option shall be capable of being exercised, but subject as hereinafter provided, at any time following the earliest of:-

(a)   the date three years from the Date of Grant thereof;

(b)   the Participant ceasing to be in Employment by reason of his death, injury, disability, Redundancy or Retirement;

(c)   the Participant ceasing to be in Employment in circumstances other than those referred to in sub-rule (b) of this Rule, if the Committee (acting fairly and reasonably) has, in its absolute discretion, resolved that such an exercise shall be permitted;

(d)   the date on which the Participant, being female, ceases to be entitled to exercise any statutory or contractual right to resume Employment after an absence due to pregnancy or confinement;

(e)   the occurrence of the circumstances mentioned in Rules 7, 8 or 9 relating to general offers, schemes of arrangement and voluntary winding up.

5.4   Where an option is exercisable earlier than the date three years from the Date of Grant by reason of rule 5.3(b), 5.3(c), or 5.3(d) above then the Committee (acting fairly and reasonably) shall at its discretion (or as set out in the documentation applicable to that Option at that Date of Grant) determine the extent to which any Option which has not already lapsed or been exercised shall be exercisable (and the Committee (acting fairly and reasonably) may make adjustments to the performance conditions and/or scale down the number of Shares which may vest as it thinks fit).

Lapse of Option

5.5   An Option shall lapse to the extent that it has not been exercised by the earliest of:-

(a)   the tenth anniversary of the Date of Grant thereof or, if the Participant dies prior to the said tenth anniversary, the expiry of twelve months from the date of his death;

(b)   the expiry of twelve months from the date of death of a Participant;

(c)   the expiry of six months from the date on which the Participant ceases to be in Employment (A) by reason of his injury, disability, Redundancy or (B) in other circumstances where the Committee exercises its discretion under sub-rule 5.3(c) of this Rule provided that in the event of the death within the said period of six months of a Participant who has ceased to be in Employment in the circumstances referred to in (A) or (B) of this sub-rule (c) the Option shall not lapse, subject as provided in sub-rule (f) or (g) of this Rule, until the expiry of twelve months from the date of his death;

(d)   in the case of a female Participant to whom sub-rule 5.3(d) of this Rule applies the expiry of six months from the latest date on which she could have exercised the statutory right to resume Employment after an absence due to pregnancy or confinement provided that in the event of her death within the said period of six months the Option shall not lapse, subject as provided in sub-rule (f) or (g) of this Rule until the expiry of twelve months from the date of her death;

(e)   the expiry of two years from the date on which the Participant ceases to be in Employment by reason of Retirement;

(f)   the expiry of the periods referred to in Rule 7.1 and 7.3 following a general offer being made or the period in Rule 8.1 in the event of a scheme of arrangement;

(g)   the expiry of the period during which the Option may be treated as having been exercised pursuant to Rule 9, in the event of a members' voluntary winding up of any Qualifying Company;

(h)   the date on which the Participant ceases to be in Employment in any circumstances other than those referred to in sub-rules (b), (c), or (d) of this Rule 5.5 unless (being female) she is entitled to exercise and subsequently does exercise the statutory right to resume Employment after an absence due to pregnancy or confinement.

Provided that the Committee (acting fairly and reasonably) may in its absolute discretion extend the periods of six months specified in sub-rules (c) and (d) above and the period of two years specified in sub rule (e) above to such longer period as it may determine, being a period which expires on or before the date which is three years and six months after the later of the Date of Grant and the date on which an Option was last exercised in whole or in part by the Participant.

Manner of Exercise of Options

5.6   Subject as hereinbefore provided an Option shall be exercised by notice in writing given by the Participant to the Scheme Organiser (and, if the Scheme Organiser determines, to the Qualifying Company whose Shares are comprised in the Option and/or, where Shares are to be transferred on exercise of an Option, to the person holding the Shares to which the Option relates), specifying that the Option is thereby exercised and the number of Shares in respect of which it is exercised and such notice shall be accompanied by the relevant option certificate(s) and payment of (or other appropriate undertaking to provide) the Option Prices of the Shares in respect of which the Option is exercised. Within 30 days after receipt by the Scheme Organiser of such notice, certificate(s) and payment (and subject to the provisions and the requirements of any applicable enactment or regulation) the Scheme Organiser shall procure that (i) the relevant Qualifying Company shall allot the Shares in respect of which the Option has been exercised to the former Participant (or his nominee if he so directs), or (ii) such Shares are transferred to him (or his nominee). Within the same period, a Share Certificate or other appropriate evidence of title shall be issued to the Participant (or his nominee). Any allotment made at a time when Shares are quoted upon a relevant stock exchange ex dividend, ex rights or ex any other distribution shall be made upon terms that the Shares so allotted are not entitled to participate in the relevant dividend, rights or other distribution but the Shares so allotted shall in all other respects rank pari passu with the other issued Shares of the same class. An Option may be exercised in whole or in part and in the event of an Option being exercised in part only, the relevant option certificate shall be cancelled and a new option certificate setting forth the date on which the Option was last exercised and the number of Shares in respect of which the Option has not been exercised shall be delivered by the Scheme Organiser to the Participant.

Listing

5.7   While any Option to subscribe for Shares remains unexercised and has not lapsed the Scheme Organiser shall procure that the relevant Qualifying Company shall keep available sufficient unissued Shares to satisfy outstanding Options. On the exercise of any Option in respect of which UK Shares are to be allotted RE PLC shall apply to The London Stock Exchange for those Shares to be admitted to The Official List, and in the case of Dutch Shares RE NV shall take all necessary steps to ensure that those Shares may be dealt in on the Amsterdam Stock Exchange.

Rights on Cessation of Employment

5.8   The rights and obligations of a Participant under the terms and conditions of his or her office or employment shall not be affected by his or her participation in the Scheme or any expectation or right which he or she believes he or she may have to participate in the Scheme. An individual who participates in the Scheme waives all and any rights to compensation or damages in consequence of the termination of his or her office or employment with any company for any reason whatsoever (including upon breach of contract by the employer) insofar as those rights arise, or may arise, from his or her ceasing to have rights under or be entitled to exercise any Option under the Scheme as a result of such termination or from the loss or diminution in value of such rights or entitlements. If necessary, the Participant's terms of employment shall be deemed to be varied accordingly.

6.   ISSUE OR RE-ORGANISATION

6.1   In the event of:

(i)   any Issue or Reorganisation; or

(ii)   the implementation by a Qualifying Company of a demerger or the payment by a Qualifying Company of a super dividend which would otherwise materially affect the value of an Option,

the Exercise Price, the definition of **Shares** and the number of Shares comprised in an Option may be adjusted in such manner as the Board may determine, provided that:

(a)   no adjustment shall take effect without the prior approval of, in respect of an Option under which Shares are to be transferred, the person holding the Shares to which the Option relates, (such approval not to be unreasonably withheld);

(b)   no adjustment shall be made pursuant to this rule which would increase the aggregate Exercise Price of any Option;

(c)   except as provided in this sub-rule 6.1(c) no adjustment may have the effect of reducing the Exercise Price to less than the nominal value of a Share. Where an Option subsists over both issued or unissued Shares any such adjustment may only be made if the reduction of the Exercise Price of Options over both issued and unissued Shares can be made to the same extent. Any adjustment to the Exercise Price of Options over unissued Shares shall only be made if and to the extent that the Board shall be authorised to capitalise from the reserves of the Scheme Organiser a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercisable exceeds the adjusted Exercise Price. The Board may apply such sum in paying up such amount on such Shares and so that on exercise of any Option in respect of which such reduction shall have been made the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid; and

(d)   no adjustment shall be made pursuant to this rule (other than on a capitalisation issue) unless and until the auditors for the time being of the Scheme Organiser (acting as experts not arbitrators) shall have confirmed in writing to the Board that such adjustment is in their opinion fair and reasonable.

7.   TAKEOVER

7.1   In the event of:-

(a)   a general offer being made to acquire the whole of the issued ordinary share capital of a Qualifying Company (or such part thereof as is not at the time owned by the offeror or any company controlled by the offeror and/or persons acting in concert with the offeror) and as a result of the general offer the offeror (and any such companies and/or persons as aforesaid) acquires Control of the Qualifying Company, or

(b)   a general offer being made to acquire the whole of the issued ordinary share capital of a Qualifying Company (or such part thereof as aforesaid) by any person who already owns beneficially (together with any company controlled by such person and/or persons acting in concert with him) more than fifty per cent. of the issued ordinary share capital of the Qualifying Company,

a Participant will, subject to the provisions of Rules 5.5(a), 5.5(b), Rule 7.3 and Rule 10, be entitled to exercise any Option held by him over Shares in the relevant Qualifying Company at any time during the period of six months following, in the case of an offer within sub-rule (a) above, the date of the acquisition therein mentioned or, if the offer was conditional, the later date on which the offer becomes unconditional and, in the case of an offer within sub-rule (b) above, the date on which the offer is made or, if the offer was conditional, the later date on which the offer becomes unconditional

7.2   Forthwith upon the said offer being posted to shareholders the relevant Qualifying Company, shall use all reasonable endeavours to procure that if a Participant is allotted or transferred Shares pursuant to the exercise of Options in accordance with Rule 7.1 above then insofar as such Shares were not the subject of the said general offer the party by whom the general offer was made shall offer to acquire from the Participant all those Shares upon the same terms as Shares of the same class were acquired under the general offer.

7.3   If the offeror becomes entitled under Sections 428 to 430 of the Companies Act 1985 to acquire any UK Shares (or there occurs in relation to RE NV an event entitling the offeror to acquire compulsorily Shares held by minority shareholders) the Committee shall notify each Participant thereof forthwith upon becoming aware that the offeror is so entitled and a Participant shall, subject to Rules 5.5(a) and 5.5(b) and Rule 10, be entitled to exercise all or any of the Options over Shares in that

Qualifying Company which he holds at any time during the period of one month following such notification, and upon the expiry of such period all unexercised Options over such Shares will lapse,

7.4   The provisions of rules 7.1 to 7.3 shall not apply in the event that either:

(a)   the person obtaining Control of a Qualifying Company is the other Qualifying Company or a company under the Control of the other Qualifying Company; or

(b)   the Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Qualifying Company.

7.5   The provisions of rules 7.1 to 7.3 shall apply mutatis mutandis in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Scheme Organiser **PROVIDED THAT** Options shall not become exercisable under this rule 7.5 in the event that either:

(a)   the person obtaining Control of the Scheme Organiser is RE PLC or RE NV or a company under the Control of one or both of them; or

(b)   the Scheme Organiser remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Scheme Organiser.

In the event Options become exercisable under this rule 7.5, Options over Shares in both Qualifying Companies shall become exercisable.

7.6   If any company (the "acquiring company")

(a)   obtains Control of a Qualifying Company as a result of making:-

    (i)   a general offer to acquire the whole of the issued share capital of that Qualifying Company which is made on a condition such that if it is satisfied the person making the offer will have Control thereof, or

    (ii) a general offer to acquire all the shares in that Qualifying Company which are of the same class as the scheme shares, or

(b)   obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the court under Section 425 of the Companies Act 1985 (to the extent that such provision is, or is agreed with the Inland Revenue to be, applicable to the Qualifying Company), or

(c)   becomes bound or entitled to acquire Shares under Sections 428 to 430 of the Companies Act 1985 (to the extent that such provision is, or is agreed with the Inland Revenue to be, applicable to the Qualifying Company),

any Participant may at any time within the appropriate period, by agreement with the acquiring company, release his Option over Shares in that Qualifying Company (hereinafter in this Rule 7.6 called "old rights") in consideration of the grant to him of rights (hereinafter in this Rule 7.6 called "new rights") which are equivalent to his Option but relate to shares in a different company (whether the acquiring company itself or some other company having control of that company, and subject where the old rights were subject to a performance condition under Rules 4.5 to such performance condition (if any) as the Committee may consider appropriate. The new rights shall not be regarded for the purpose of the Scheme as equivalent to the old rights unless:-

> (i) the new rights will be exercisable in the same manner as the old rights and subject to the provisions of the Scheme as it had effect immediately before the release of the old rights; and

> (ii) the total market value, immediately before the release, of the shares which were subject to the Participant's old rights is equal to the total market value, immediately after the grant of the shares in respect of which the new rights are granted to the Participant; and

> (iii) the total amount payable by the Participant for the acquisition of shares in pursuance of the new rights is equal to the total amount that would have been payable for the acquisition of shares in pursuance of the old rights.

The new rights shall for the purposes of the Scheme be treated as having been granted at the time when the old rights were granted. The new rights shall not lapse as a result of the operation of Rule 7.1 and/or 7.3 following the event permitting the grant of such new rights. In relation to any new rights, references in Rules 1 and 5 to 11 of the Scheme to "Qualifying Company", "RE PLC" and "RE NV" shall (as appropriate) be construed as if references to the company whose shares are subject to the new rights and references to "Shares", "UK Shares" and "Dutch Shares" shall (as appropriate) be construed as if references to the shares subject to the new rights.

7.7   In the event that either:

(a)   the person obtaining Control of the Scheme Organiser or Qualifying Company is RE PLC or RE NV or a company under the control of one or both of them; or

(b)   the Scheme Organiser or Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Scheme Organiser or Qualifying Company,

Options shall automatically be exchanged for new rights as set out in Rule 7.6.

8.   SCHEME OF ARRANGEMENT

8.1   If a court shall direct that a meeting of the holders of UK Shares be convened pursuant to section 425 of the Companies Act 1985 for the purposes of considering a scheme of arrangement involving the reconstruction of RE PLC or its amalgamation with any other company or companies then (unless rule 7.6 applies), a Participant may, subject to rule 10, exercise his Options in full in respect of UK Shares (without prejudice to the continuance of the Options in respect of Dutch Shares) between the date of the court's direction and twelve noon on the day immediately preceding the date for which the shareholders' meeting (the *Relevant Date*) is convened conditionally on the scheme of arrangement being either approved by the shareholders' meeting or sanctioned by the court (as determined by the Committee in its absolute discretion) (the *Relevant Condition)*.

8.2   Any Option which becomes exercisable under this rule 8 which is not exercised by twelve noon on the Relevant Date shall cease to be exercisable between that time and the first date on which it can be determined whether or not the Relevant Condition is satisfied. If the Relevant Condition is not satisfied, Options shall continue. If the Relevant Condition is satisfied Options shall, without prejudice to the operation of rule 7.6, lapse automatically on the date on which the scheme of arrangement is sanctioned by the court.

8.3   Where new Shares would be issued on exercise of an Option, the Committee shall endeavour to procure that, provided a Participant has conditionally exercised his Option as described in rule 8.1 above prior to twelve noon on the Relevant Date, the scheme of arrangement shall be extended to such Participant as if each Share in respect of which the Option was conditionally exercised had been allotted and issued to him by that time.

8.4   Without prejudice to the operation of rule 7.6, Options in respect of UK Shares shall not without the consent of the Committee be exercisable under the foregoing provisions if the purpose and effect of the scheme of arrangement is to create a new holding company for the Scheme Organiser or RE PLC, such company having substantially the same shareholders and proportionate shareholdings as those of the Scheme Organiser or RE PLC (as the case may be) immediately prior to the scheme of arrangement.

8.5   The provisions of rules 8.1 to 8.4 shall apply mutatis mutandis to Options in respect of Dutch Shares in the event that RE NV is subject to a legal process under Dutch law which is considered by the Committee to be broadly equivalent to section 425 of the Companies Act 1985.

9.   VOLUNTARY WINDING UP

9.1   If notice is duly given of a resolution for the voluntary winding-up of a Qualifying Company, an Option over shares in that Qualifying Company may, subject to rule 10, be exercised within two months from the date of resolution.

10.   PERFORMANCE CONDITIONS

10.1   Options shall only be exercised pursuant to rules 7, 8 and 9, if and to the extent that any relevant performance condition imposed under rule 4.5 is met over the foreshortened period ending with the relevant event provided that any performance condition applicable to such Options may in these circumstances be modified in such manner as the Committee (acting fairly and reasonably) in its discretion considers appropriate if the Committee considers that the performance condition would be met to a greater or lesser extent at the testing date.

11. ADMINISTRATION AND AMENDMENT

11.1   The Scheme shall be administered under the direction of the Committee who may at any time and from time to time by resolution and without other formality amend the Rules in any respect. Provided that:-

(a)   no amendment shall operate to prejudice materially any rights already acquired by a Participant under the Scheme;

(b)   no amendment may be made except by or with the prior approval of an Ordinary Resolution of RE PLC in General Meeting (and, if appropriate, the prior approval of RE NV in General Meeting):-

    (i)   to the basis of calculation of the Option Price;

    (ii)   to the total number of Shares available for issue under the Scheme under Rule 3;

    (iii)   to the definitions of "Eligible Employee" "Employment" and "Issue or Reorganisation";

    (iv)   to extend the periods specified in Rule 4 for invitations and applications for and the grant of Options;

    (v)   to, or so as to, nullify or override, any of the provisions of Rules 3, 5, 6, 7, 8, 9, 10 or this sub-rule 11.1 of this Rule.

(c)   notwithstanding the foregoing provisos any minor amendment may be made (i) to benefit the administration of the Scheme, to take account of a change in legislation or developments in the law affecting the Scheme or to obtain or maintain favourable tax, exchange control or regulatory treatment for Eligible Employees and Participants or any member of the Group or (ii) where the amendment in question has no direct bearing upon RE PLC (provided that the prior approval of the board of RE NV shall if appropriate be obtained to any amendment having direct bearing upon RE NV).

11.2   The Committee's decision on any matter concerning the Scheme shall be final and binding.

11.3   The cost of the operation of the Scheme (including but not limited to the costs relating to the issue of Shares upon the exercise of Options) shall be borne by the Scheme Organiser.

11.4   In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Act 1950 shall not apply hereto.

11.5 All notices under the Scheme shall be in writing and if to the Scheme Organiser, a Qualifying Company, the person holding any Shares to which an Option relates (if a company) or the Constituent Company shall be delivered to the relevant person or sent by first class post to its respective registered office for the time being, and if to a Participant, shall be delivered personally or sent by first class post to the Participant at the address which he shall give to his employer for the purpose, or failing any such address to his last known place of abode. If a notice is sent by first class post it shall be deemed to be served on the first weekday (other than a Saturday or Bank Holiday) after such posting.

11.6 The Scheme Organiser and any other member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

12. TERMINATION

12.1 The Committee may at any time terminate the Scheme and in such event no further invitations to apply for Options will be made pursuant to Rule 4.1 but the subsisting rights of Participants will not thereby be affected.

SCHEDULE 1

GROWTH IN EPS PRE-GRANT PERFORMANCE CONDITION

This Schedule sets out the performance conditions for the grant of Options for the purposes of rule 4.4.

1.   In this Schedule, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:

Accounts means the consolidated accounts of each Qualifying Company for a Financial Year;

Accounts Date means the date on which the Accounts are published;

Auditors means the auditors for the time being of each Qualifying Company (acting as experts not arbitrators);

Base Year means, in relation to each Qualifying Company, the Financial Year ending immediately before the start of the Prescribed Period;

Earnings per Share or *EPS* means, for any Financial Year of the relevant Qualifying Company, the earnings per ordinary share of a Qualifying Company (before amortisation of goodwill and intangible assets, exceptional items and related tax effects) calculated in accordance with Financial Reporting Standard No. 3 issued by the Accounting Standards Board Limited or any modification thereto provided that to ensure comparability of Financial Years of the Qualifying Company within a Prescribed Period and for the Base Year the Committee may:

(a)   adjust the figure for earnings per share as calculated in accordance with the relevant accounting standard to arrive at a figure which reflects the underlying business performance of the Group (and may, without limitation, adjust by excluding any or all extraordinary or exceptional items from the earnings per share calculation);

(b)   adjust the figure to ensure that the rates of conversion of any currency are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year; and

(c)   adjust the figure to ensure that the relevant accounting standards are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year,

provided that the Committee shall have discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability;

Financial Year means an accounting reference period as defined in accordance with section 224 of the Companies Act 1985;

Prescribed Period means the period of three consecutive Financial Years ending with the latest Financial Year for which Accounts have been published; and

Target Pool means a pool of Shares consisting of a number of UK Shares and Dutch Shares determined by the formula:

$$50\% \text{ x } A/B$$

(which shall be applied separately to each Qualifying Company), where:

> ***A*** is the aggregate of the base annual salaries (expressed in sterling terms) of the proposed grantees of Options in any year (adjusted in such manner as the Committee thinks fit); and

> ***B*** is the market value of a UK Share or Dutch Share (as the case may be) on the Date of Grant of the Option, expressed in sterling terms;

2.   Prior to the grant of Options, the Committee shall determine the arithmetic mean of the EPS achieved by each Qualifying Company, and then calculate the percentage compound growth in such average EPS over the Prescribed Period, expressed as a per annum rate of growth.

3.   The percentage of the Target Pool which will be available to be put under Option under the Scheme in any Financial Year shall be determined by reference to the averaged compound growth per annum in EPS determined under paragraph 2, as set out in the following table:

Average EPS growth per annum over Prescribed Period	% of Target Pool available
Less than 6%	50%
6% or more but less than 8%	75%
8% or more but less than 10%	100%
10% or more but less than 12%	125%
12% or more	150%

4.   The pool will not be adjusted in the event of actual performance between the target threshold points.

5.   The Committee will have discretion to increase the EPS growth performance hurdles above in order to take into account any movement in the rate of inflation.

SCHEDULE 2

GROWTH IN EPS PERFORMANCE CONDITION FOR EXERCISE

This Schedule sets out the performance conditions for the exercise of Options for the purposes of rule 4.5.

1.   In this Schedule, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:

Accounts means the consolidated accounts of each Qualifying Company for a Financial Year;

Accounts Date means the date on which the Accounts are published;

Auditors means the auditors for the time being of each Qualifying Company (acting as experts not arbitrators);

Base Year means, in relation to each Qualifying Company, the Financial Year ending immediately before the start of the Prescribed Period;

Earnings per Share or *EPS* means, for any Financial Year of the relevant Qualifying Company, the earnings per ordinary share of a Qualifying Company (before amortisation of goodwill and intangible assets, exceptional items and related tax effects) calculated in accordance with Financial Reporting Standard No. 3 issued by the Accounting Standards Board Limited or any modification thereto provided that to ensure comparability of Financial Years of the Qualifying Company within a Prescribed Period and for the Base Year the Committee may:

(a)   adjust the figure for earnings per share as calculated in accordance with the relevant accounting standard to arrive at a figure which reflects the underlying business performance of the Group (and may, without limitation, adjust by excluding any or all extraordinary or exceptional items from the earnings per share calculation);

(b)   adjust the figure to ensure that the rates of conversion of any currency are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year; and

(c)   adjust the figure to ensure that the relevant accounting standards are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year,

provided that the Committee shall have discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability;

Financial Year means an accounting reference period as defined in accordance with section 224 of the Companies Act 1985; and

Prescribed Period in relation to any Option means the period of three consecutive Financial Years beginning with the Financial Year in which the Date of Grant of the Option occurs.

2.   Prior to the third anniversary of the Date of Grant of any Options, the Committee shall determine the arithmetic mean of the EPS achieved by each Qualifying Company, and then calculate the percentage compound growth in such average EPS over the Prescribed Period, expressed as a per annum rate of growth.

3.   Options shall only be exercisable if the averaged compound growth in EPS determined under paragraph 2 over the Prescribed Period is at least 6% per annum.

4.   There will be no opportunity for retesting if the performance target is not met over the Prescribed Period.

5.   The Committee will have discretion to increase the EPS growth performance hurdles above in order to take into account any movement in the rate of inflation.

APPENDIX 1

INLAND REVENUE APPROVED PART OF THE SCHEME

For any Eligible Employee to whom the Board wishes to grant Options under an Inland Revenue approved scheme, the following provisions relating to Options shall apply:

(A)   The Rules of the Scheme shall apply to the grant of Options under this Appendix subject to the modifications contained in the following paragraphs.

(B)   The definition of *Eligible Employee* shall be construed so that:

   (a)   no Option may be granted under this Appendix to a director of any member of the Group unless such director is required to devote not less than 25 hours per week to the affairs of the Group; and

   (b)   no Option may be granted under this Appendix to an Eligible Employee who is ineligible to participate in the Scheme by virtue of paragraph 9 of Schedule 4 to ITEPA.

(C)   In Rule 4.3 a new sub-rule (c) shall be inserted as follows:

   "(c)   any day on which any change to the legislation affecting Share Option Schemes approved by the Inland Revenue under ITEPA is proposed or made"

(D)   The definition of *Shares* (and of *UK Shares* and *Dutch Shares*) shall be subject to the condition that they satisfy paragraphs 16 to 20 of Schedule 4 to ITEPA.

(E)   A new rule 3.5 shall be inserted as follows:

   "3.5   No Executive shall be granted an Option which would, at the proposed Date of Grant, cause the aggregate of the Market Values (determined at their Date of Grant (in accordance with Part VIII Taxation of Chargeable Gains Act 1992)) of subsisting Options held by him pursuant to a grant under this Appendix and the exercise prices of subsisting options held by him under any Associated Scheme, to exceed £30,000 (or such other amount as shall be specified under paragraph 6(1) of Schedule 4 of ITEPA from time to time)."

   For the purposes of this paragraph (E):

   Associated Scheme means any Share Option Scheme (other than the Scheme) approved under Schedule 4 to ITEPA and established by the Scheme

Organiser or an associated company of the Scheme Organiser within the meaning of section 416 of ICTA; and

Market Value means in relation to:

(a)   a UK Share on any day, the middle market quotation as ascertained from The Daily Official List of The London Stock Exchange of a UK Share on that day; and

(b)   a Dutch Share on any day, the closing price on the Amsterdam Stock Exchange on that day for a Dutch Share (subject if required to the approval of the Inland Revenue Shares Valuation Division).

(F)   Any performance condition imposed under rule 4.5 must be objective.

(G)   Any Option granted under this Appendix may only be exercised by an Option Holder who is not ineligible to participate in the Scheme by virtue of paragraph 9 of Schedule 4 to ITEPA.

(H)   In rule 5.3(b) and 5.5(e), the words "or Specified Age Retirement" shall be added at the end. For the purposes of this paragraph (H), *Specified Age Retirement* means Retirement in circumstances where the Participant is at least age 55 (being the "specified age" for the purposes of paragraph 35A of Schedule 4 of ITEPA).

(I)   Rule 6.1(ii) shall not apply to an Option granted under this Appendix. In its place a new rule 6.2 shall be inserted as follows:

"6.2   If the Board becomes aware that the Scheme Organiser is or expected to be affected by any demerger, dividend in specie, super-dividend or other transaction, which, in the opinion of the Board, would affect the current or future value of any Options, the Committee (acting fairly and objectively and taking account of the extent to which any conditions under Rule 4.5 have been satisfied, the period of time which has elapsed since the Date of Grant and any other criteria they may consider to be relevant) may, in its absolute discretion, allow Options to be exercised (whether or not the period in which the Option may be exercised has commenced and whether or not any conditions imposed under Rule 4.5 have been satisfied). The Committee shall specify the period in which such Options shall be exercised and whether such Options shall lapse at the end of the specified period. The Committee shall notify any Participant who is affected by the discretion exercised under this rule."

(J)   No Adjustment pursuant to rule 6.1 in relation to an Option granted under this Appendix shall take effect without the prior approval of the Inland Revenue.

(K)   In addition to its powers under rule 11.1(c), the Board may make such amendments to this Appendix as are necessary or desirable to obtain or maintain Inland Revenue approval of this Appendix.

At a time when this Appendix is approved by the Inland Revenue, and if such approved status is to be maintained, no amendment to any key feature (as defined by paragraph 30 of Schedule 4 to ITEPA) of the rules of the Scheme or this Appendix may take effect as regards this Appendix without the prior approval of the Inland Revenue (and if such approved status is not to be maintained, the Scheme Organiser shall notify the Inland Revenue of the relevant amendment).

APPENDIX 2

SCHEME APPLICABLE TO ELSEVIER REED FINANCE BV

If the Board wishes to grant Options to employees of Elsevier Reed Finance BV (**ERF**) or of companies under the Control of ERF, it may grant Options pursuant to this Appendix, and the following provisions shall apply:

(A)   The Rules of the Scheme shall apply to the grant of Options under this Appendix subject to the modifications contained in the following paragraphs.

(B)   The definition of **Group** shall be construed as including ERF and every company which is under the Control of ERF;

(C)   The definition of **Share Option Scheme** shall be amended as follows:

    "Share Option Scheme means any share option scheme adopted by the shareholders of RE PLC, RE NV, the Scheme Organiser or ERF in General Meeting;"

    and

(D)   Options shall not be granted under this Appendix without the agreement of the supervisory board of ERF.

REED ELSEVIER GROUP PLC

**RULES OF THE REED ELSEVIER GROUP PLC
LONG TERM INCENTIVE SHARE OPTION SCHEME**

**(Approved by the shareholders of Reed Elsevier PLC
in general meeting on 8 April 2003)**

**(Approved by the shareholders of Reed Elsevier NV
in general meeting on 9 April 2003)**

(Adopted by the directors on 29 January 2004)

THE REED ELSEVIER GROUP PLC
LONG TERM INCENTIVE SHARE OPTION SCHEME

The Long-Term Incentive Share Option Scheme has two elements:

•   the Share Option element. This involves the grant of options to acquire Shares at a set exercise price. The exercise of such options will be subject to achievement of a corporate performance target; and

•   the Conditional Share Award element. This involves the grant of rights to acquire Shares at no cost. The vesting of such grants will be subject to achievement of a corporate performance target.

1.   DEFINITIONS

1.1   In this Scheme, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:

Adoption Date means 8 April 2003;

Award means a right to acquire Shares under the rules of this Plan, comprising either Share Option and/or Conditional Share Award elements;

Board means the Board of Directors of the Company;

the Committee means the remuneration committee of the board of directors of the Company or other duly authorised committee thereof;

Capital Reorganisation means any variation in the share capital or reserves of a Qualifying Company (including, without limitation, by way of capitalisation issue, rights issue, sub-division, consolidation, or reduction);

the Company means Reed Elsevier Group plc;

Conditional Share Award means a right granted under the Plan to call for Shares without payment;

Conditional Share Award Vesting Date means (unless the Committee specifies otherwise at its Date of Grant), the third anniversary of the Date of Grant of the Conditional Share Award (or, if later, the date of publication of the final set of accounts of the Company which are relevant to the determination of the applicable performance condition);

Control has the meaning given to that word by section 840 of the Taxes Act;

Date of Grant means the date on which an Award is granted;

Dutch Share means an ordinary share in the capital of RE NV or shares representing those shares following any Capital Reorganisation of RE NV;

Executive means any employee or executive director of any member of the Group or of RE PLC or RE NV whose terms of service require him to devote substantially the whole of his working time to the affairs of the Group;

Executive Scheme means any Share Option Scheme (other than the Scheme) under which individuals may be selected for participation at the discretion of the body administering that scheme;

Exercise Price means the price per Share payable on the exercise of an Option as determined by the Committee (subject to adjustment under rule 11) but which shall not be less than:

(a)   in the case of a UK Share the closing middle market quotation for a UK Share as derived from the Daily Official List of the London Stock Exchange on the Date of Grant;

(b)   in the case of a Dutch Share the closing price for a Dutch Share on the Amsterdam Stock Exchange on the Date of Grant; and

(c)   in the case of any Option under which Shares are to be issued, the nominal value of a Share;

Grant Period means the period of 42 days commencing on any of the following:

(a)   the day immediately following the day on which the Qualifying Companies make an announcement of their results for the last preceding financial year, half year or other period (being a date on or after 1 January 2004); or

(b)   any day on which the Board resolves that exceptional circumstances exist which justify the grant of Options;

the Group means the Company and every company which is under the Control of the Company and ***member of the Group*** shall be construed accordingly;

Option means a right granted under the Scheme to subscribe for or purchase UK Shares and Dutch Shares in such proportions as the Committee shall, in its absolute discretion determine;

Option Period means the period commencing on the third anniversary of the Date of Grant and expiring on the tenth anniversary of the Date of Grant or such shorter period as the Committee shall specify at the time of grant;

Participant means any individual who holds a subsisting Award (including, where the context permits, the legal personal representatives of a deceased Participant);

Performance Period means the three year period commencing on the Date of Grant of an Award;

Qualifying Company means each of RE PLC and RE NV;

RE NV means Reed Elsevier NV;

RE PLC means Reed Elsevier PLC;

UK Share means an ordinary share in the capital of RE PLC or shares representing those shares following any Capital Reorganisation of RE PLC;

the Scheme means this Reed Elsevier Group plc Long Term Incentive Share Option Scheme as amended from time to time;

Share Option Scheme means any employee share option scheme established by the Company or RE PLC, which relates to UK Shares;

Shares means a UK Share and/or a Dutch Share and ***Shareholder*** shall be construed accordingly;

Taxes Act means the Income and Corporation Taxes Act 1988.

1.2   Where the context permits the singular shall include the plural and vice versa and the masculine shall include the feminine. Headings shall be ignored in construing the Scheme.

1.3   References to any act of Parliament shall include any statutory modification, amendment or re-enactment thereof.

2.   GRANT OF AWARDS

2.1   Subject to sub-rule 2.2 and 2.3, the Committee may grant Awards to Executives selected by the Committee in its absolute discretion during a Grant Period, provided that no less than 36 months has elapsed since the Date of Grant of the last Awards under the Scheme. For the avoidance of doubt, no Executive shall have the right or expectation to participate in the Plan in any Grant Period.

2.2   No Award shall be granted to any Executive unless he agrees to release any outstanding award granted to him under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme (approved by the shareholders of RE NV in general meeting on 26 April 2000 and by the shareholders of RE PLC in general meeting on 27 April 2000).

2.3   The Committee may grant Awards to Executives selected by the Committee in its absolute discretion within the period of 36 months from the Date of Grant of the last Awards under the Scheme provided that:

(a)   such grants shall only be made to Executives who became employed by the Group in the first 24 months of such 36 month period; and

(b)   such grants shall be made over a number of Shares which shall be scaled down pro rata to such Executive's period of service within the remainder of the 36 month period; and

(c) the terms of any Awards so granted shall be adjusted so that the end of the Option Period or the Conditional Share Award Vesting Date shall be the same as for the Awards granted at the start of such 36 month period, and the performance condition imposed pursuant to Rule 2.5 shall be measured over that foreshortened period; but

(d) provided that any Option Price or the value of any such Award shall be determined by reference to the Share Price at the actual Date of Grant of such Awards.

2.4 Each Award shall comprise such proportions of Share Options and Conditional Share Awards as shall ensure that approximately 50% of the total expected value of the Award as at the Date of Grant shall be attributable to Share Options and approximately 50% of the total expected value of the Award as at the Date of Grant shall be attributable to Conditional Share Awards.

2.5 Save as otherwise permitted in these rules, objective conditions must be satisfied prior to the exercise of Awards. Such conditions shall consist of the conditions set out in the Schedule to this Scheme. There will be no retesting of such conditions.

2.6 The grant of an Award and/or the delivery of Shares upon exercise thereof shall be conditional on the Executive agreeing to comply with any arrangements specified by the Company for the payment of taxation and social security contributions (including without limitation the right to sell on his or her behalf sufficient Shares to satisfy any taxation or social security contributions liability on his or her part for which any member of the Group may be liable) in respect of an Award.

2.7 As soon as practicable after the Date of Grant the Committee shall procure the issue to such Executive of certificates in respect of an Award. Such certificates shall be issued under the seal of the Company or otherwise to take effect as a deed, or may refer to another document evidencing the legal enforceability of the Award.

2.8 Each Participant shall be required to acknowledge the right of the Committee to reduce or cancel Awards pursuant to its powers set out in the Schedule to this Scheme.

2.9 Any Executive to whom an Award is granted may, by notice in writing to the Company given within 30 days after the Date of Grant, renounce in whole or in part his or her rights under the Award. In such a case, the Award shall, to the extent renounced, be treated as never having been granted and (if already issued) the relevant certificate(s) shall be returned to the Company for cancellation or amendment. No consideration shall be payable by the Company for any such renunciation.

2.10 No Award shall be granted under the Plan later than the tenth anniversary of the Adoption Date.

2.11 Every Award granted hereunder shall be personal to the Participant and, except to the extent necessary to enable a personal representative to exercise the

Award following the death of a Participant, neither the Award nor the benefit thereof may be transferred, assigned, charged or otherwise alienated. Any transfer of an Award otherwise than as permitted under this rule 2.11 shall cause the Award to lapse.

3. SCHEME AND INDIVIDUAL LIMITS

3.1 No Award, or part of an Award, under which UK Shares may be issued shall be granted to the extent that the result of that grant would be that the aggregate number of UK Shares that could be issued on the exercise of that Award and any other Awards granted at the same time, when added to the number of UK Shares that:

(a) could be issued on the exercise of any other subsisting share options granted during the preceding ten years under the Scheme or any other Share Option Scheme; and

(b) have been issued on the exercise of any share options granted during the preceding ten years under the Scheme or any other Share Option Scheme; and

(c) could be issued on the exercise of any other subsisting rights granted during the preceding ten years under any profit sharing or other employee share incentive scheme (not being a Share Option Scheme); and

(d) have been issued during the preceding ten years under any profit sharing or other employee share incentive scheme (not being a Share Option Scheme),

would unless the Committee determines otherwise exceed 10 per cent. of the ordinary share capital of RE PLC for the time being in issue,

PROVIDED THAT:

(i) Shares which may be issued on exercise of options under the Reed Elsevier plc Senior Executive Long Term Incentive Scheme (approved by the shareholders of RE NV in general meeting on 26 April 2000 and by the shareholders of RE PLC in general meeting on 27 April 2000) shall not count against the equity dilution limit in this Rule 3.1 (as provided in rule 3.1 of the rules of that scheme); and

(ii) for the avoidance of doubt where an Award is expressed to be exercisable over more than 100% of the Shares subject to the Award if certain performance conditions are met the number of Shares taken into account for the purpose of this Rule 3.1 shall be the maximum number of Shares which may be issued pursuant to the Award assuming that all performance conditions are satisfied.

3.2 Notwithstanding the rules of any other Share Option Scheme, Shares which may be issued on exercise of Awards under the Scheme shall count only against the equivalent limit to that in rule 3.1 above, and not against any other equity dilution limit. The rules of any such other Share Option Scheme shall be deemed to be amended accordingly.

3.3 The number of Dutch Shares which may be issued pursuant to Awards granted under the Scheme from time to time shall be agreed between the Committee and RE NV before such Awards are granted **PROVIDED THAT** the percentage referred to in Rule 3.1 above in relation to RE PLC shall apply in relation to RE NV.

3.4 Reference in this rule 3 to the *issue* of Shares shall, for the avoidance of doubt, mean the issue and allotment (but not transfer) of Shares.

3.5 No Executive shall be granted an Award which would, at the proposed Date of Grant, cause:

(a) the aggregate of the Exercise Prices of Options under the Scheme granted to the Executive in the three year period up to and including the Date of Grant to exceed six times such Executive's basic salary from the Group at the Date of Grant, or

(b) the aggregate value of the Conditional Share Awards under the Scheme granted to the Executive in the three year period up to and including the Date of Grant to exceed the aggregate implied value of the Options under the Scheme (such value being calculated by reference to the Black Scholes method of valuation) at the Date of Grant.

4. SPECIFIC PROVISIONS RELATING TO OPTIONS

4.1 Save as otherwise permitted in these rules, an Option may only be exercised:

(a) during the relevant Option Period; and

(b) if the conditions imposed under rule 2.5 have been fulfilled or waived in accordance with these rules.

4.2 Notwithstanding any other provision in these rules, an Option shall lapse automatically on the earlier of:

(a) the expiry of the Option Period; and

(b) the Participant being declared bankrupt or entering into any general composition with or for the benefit of his creditors including a voluntary arrangement under the Insolvency Act 1986.

4.3 A Participant may exercise his Option in whole or in part by giving notice in writing to the Company in the form prescribed by the Committee specifying the number of Shares in respect of which the Option is being exercised and enclosing or arranging to provide payment in full of the aggregate Exercise Price of those Shares. For the avoidance of doubt, the Option may be exercised in different proportions in respect of UK Shares and Dutch Shares. The date of exercise shall be the date of the receipt by the Company of the notice of exercise. If the Option is exercised in respect of some only of the Shares comprised in the Option, the Company shall procure the issue of an Option certificate to the Participant in respect of the balance or call in the original Option certificate for endorsement.

5. SPECIFIC PROVISIONS RELATING TO CONDITIONAL SHARE AWARDS

5.1   A Conditional Share Award consists of a right to call for a number of Shares at any time within the time periods referred to in these rules. All Conditional Share Awards which have not been called for will lapse at the end of such period or at any earlier date specified in the rules or by the Committee pursuant to Rule 5.4.

5.2   The number of Shares that vest under a Conditional Share Award (the *Vesting Shares*) shall be determined by the extent to which the performance conditions imposed under rule 2.5 have been fulfilled or waived in accordance with these rules by the Conditional Share Award Vesting Date.

5.3   Subject to Rule 5.4, a Participant may call for the Shares subject to a Conditional Share Award (in full, to the extent then exercisable) by giving written notice to the Company, requesting the Vesting Shares to which he or she is entitled.

5.4   The date of exercise shall be the date of the receipt by the Company of the notice of exercise. For the avoidance of doubt, the Conditional Share Award may be exercised in different proportions in respect of UK Shares and Dutch Shares. If the Participant calls for some only of the Shares comprised in the Conditional Share Award, the Company shall procure the issue of a Conditional Share Award certificate to the Participant in respect of the balance or call in the original Conditional Share Award certificate for endorsement.

5.5   The Committee may make such arrangements as it deems appropriate to satisfy the entitlements of Participants under Conditional Share Awards including without limitation:

(a)   by making arrangements to transfer Vesting Shares automatically to Participants in satisfaction of their entitlements under Conditional Share Awards following the relevant Conditional Share Award Vesting Date (without the need for Participants to call for Shares), or

(b)   by requiring a call for Vesting Shares under a Conditional Share Award to be made within 3 months (or such longer period as the Committee shall determine) after the relevant Conditional Share Award Vesting Date.

6. EXERCISE AND LAPSE OF AWARDS - CESSATION OF EMPLOYMENT

6.1   Save as otherwise provided in these rules, an Award shall lapse automatically on the Participant ceasing to be an employee of a member of the Group.

6.2   Save as otherwise provided in these rules, where a Participant ceases to be an employee of a member of the Group by reason of:

(a)   death;

(b)   long term disability;

(c)   retirement due to ill-health;

(d)   retirement at normal retirement date; or

(e)   any other reason if the Committee so decides in its absolute discretion

then an award may be exercised either (at the Committee's absolute discretion):

(a)   within such period after the leaving date as the Committee may at its discretion specify, in respect of that number of Shares which the Committee may at its discretion specify having regard to the Committee's determination of the Award's likely vesting level if the Award had continued until the maturity date; or

(b)   following maturity of the Award (when the vesting level of the Award will have been determined), subject to such reduction as the Committee shall determine to take account of the fact that the Participant was not in service for the full period between the Date of Grant and the vesting date respectively to Options and Conditional Share Award:

6.3   For the purposes of rules 6.1, 6.2, and 6.3 a female Participant shall not be treated as ceasing to be an employee of a member of the Group if absent from work wholly or partly because of pregnancy or confinement until she ceases to be entitled to exercise any statutory or contractual right to return to work.

6.4   For the purposes of rules 6.1, 6.2, and 6.3 following an Award rollover pursuant to rule 10, a Participant shall not be treated as ceasing to be employed by a member of the Group until he ceases to be employed by a company which is either (i) the Acquiring Company (as defined in rule 10) or (ii) a subsidiary of the Acquiring Company (within the meaning of section 736 of the Companies Act 1985).

7.   GENERAL OFFER

7.1   If any person (either alone or together with any person acting in concert with him) obtains Control of a Qualifying Company as a result of a general offer to acquire the whole of the share capital of that Qualifying Company (other than those shares which are already owned by him and/or any person acting in concert with him), in respect of Shares in that Qualifying Company which are under the Award (but not in respect of Shares in the other Qualifying Company which are or may be under the Award), each Participant may exercise his Awards within the period set out in rule 7.2 below if and to the extent that the performance conditions imposed under rule 2.5 are met over the foreshortened period ending on the date of change of Control (subject to modification if the Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the Performance Period).

7.2   Following a change of Control pursuant to rule 7.1, any Award which has not been exercised in respect of Shares in the Qualifying Company which undergoes the change of Control shall, without prejudice either to the operation of rule 10 or to the continuance of the Award in respect of Shares in the other Qualifying Company which are or may be under the Option, lapse automatically on the earlier of the following dates:

(a)   two months after the date on which the offer becomes unconditional in all respects; and

(b)   in the event that any person becomes entitled under Sections 428 to 430 of the Companies Act 1985 to acquire UK Shares (or there occurs in relation to RE NV an event entitling the offeror to acquire compulsorily Shares held by minority shareholders) one month after the date on which such person becomes so bound or entitled.

7.3   The provisions of rules 7.2 and 7.2 shall not apply in the event that either:

(a)   the person obtaining Control of a Qualifying Company is the other Qualifying Company or a company under the Control of the other Qualifying Company; or

(b)   the Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Qualifying Company.

7.4   The provisions of rules 7.1 and 7.2 shall apply mutatis mutandis in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company **PROVIDED THAT** Awards shall not become exercisable under this rule 7.4 in the event that either:

(a)   the person obtaining Control of the Company is RE PLC or RE NV or a company under the control of one or both of them; or

(b)   the Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Company.

In the event Awards become exercisable under this rule 7.4, Awards over Shares in both Qualifying Companies shall become exercisable.

8.   SCHEME OF ARRANGEMENT

8.1   If a court shall direct that a meeting of the holders of UK Shares be convened pursuant to section 425 of the Companies Act 1985 for the purposes of considering a scheme of arrangement involving the reconstruction of RE PLC or its amalgamation with any other company or companies then (unless rule 10 applies), a Participant may exercise his Awards in respect of UK Shares under his Award (without prejudice to the continuance of the Award in respect of Dutch Shares) within the period set out below. The Award may only be exercised if and to the extent that the performance conditions imposed under rule 2.5 are met over the foreshortened period ending on the Relevant Date (as defined below) (subject to modification if the Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the Performance Period). The time period in which exercise may occur shall be the period between the date of the court's direction and twelve noon on the day immediately preceding the date for which the shareholders' meeting (the **Relevant Date**) is convened conditionally on the scheme of arrangement being either approved by the shareholders' meeting or sanctioned by the court (as determined by the Committee in its absolute discretion) (the **Relevant Condition**).

8.2   Any Award which becomes exercisable under this rule 8 which is not exercised by twelve noon on the Relevant Date shall cease to be exercisable between that time and the first date on which it can be determined whether or not the Relevant Condition is satisfied. If the Relevant Condition is not satisfied, Awards shall continue. If the Relevant Condition is satisfied Awards shall, without prejudice to the operation of rule 10, lapse automatically on the date on which the scheme of arrangement is sanctioned by the court.

8.3   Where new Shares would be issued on exercise of an Award, the Committee shall endeavour to procure that, provided a Participant has conditionally exercised his Award as described in rule 8.1 above prior to twelve noon on the Relevant Date, the scheme of arrangement shall be extended to such Participant as if each Share in respect of which the Award was conditionally exercised had been allotted and issued to him by that time.

8.4   Without prejudice to the operation of rule 10, Awards in respect of UK Shares shall not without the consent of the Committee be exercisable under the foregoing provisions if the purpose and effect of the scheme of arrangement is to create a new holding company for the Company or RE PLC, such company having substantially the same shareholders and proportionate shareholdings as those of the Company or RE PLC (as the case may be) immediately prior to the scheme of arrangement.

8.5   The provisions of rules 8.1 to 8.4 shall apply mutatis mutandis to Awards in respect of Dutch Shares in the event that RE NV is subject to a legal process under Dutch law which is considered by the Committee to be broadly equivalent to section 425 of the Companies Act 1985.

9.   VOLUNTARY WINDING-UP

9.1   The provisions of rules 7.1, 7.2(a), and 7.4 shall apply mutatis mutandis in the event that notice is duly given of a resolution for a voluntary winding-up of a Qualifying Company **PROVIDED THAT**, for the purposes of this rule 9, all references in rule 7 to a change of Control or to an offer becoming unconditional in all respects shall be treated as references to the date on which notice is given for the voluntary winding-up of a Qualifying Company.

10.   AWARD ROLLOVER

10.1   If any company (the **Acquiring Company**) obtains Control of a Qualifying Company or of the Company as a result of an event referred to in rules 7 or 8, each Participant, may at any time within one month of the change of Control, with the agreement of the Acquiring Company, release any Award in respect of Shares in that Qualifying Company which has not lapsed (the **Old Right**) in consideration of the grant to him of a new right (the **New Right**) which in the opinion of the Committee and the Acquiring Company is equivalent to the Old Right but relates to shares in a different company (whether the Acquiring Company itself or another company in its group). The operation of this rule 10 on a change of Control of one Qualifying

Company shall not affect the continuance of the Award in respect of Shares in the other Qualifying Company which are or may be subject to the Award.

10.2 Subject to rule 10.3, any performance condition imposed under rule 2.5 in relation to the Old Right shall not apply to the New Right unless the Committee and the Acquiring Company consider that it should so apply (subject to such modifications as they see fit).

10.3 In the event that either:

(a) the person obtaining Control of the Company or Qualifying Company is RE PLC or RE NV or a company under the control of one or both of them; or

(b) the Company or Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Company or Qualifying Company,

Awards shall automatically be exchanged for New Rights as set out in rule 10.1 and the performance conditions imposed under rule 2.5 shall continue to apply (subject to such modifications as the Committee sees fit).

11. ADJUSTMENT OF AWARDS

11.1 In the event of:

   (i) any Capital Reorganisation; or

   (ii) the implementation by a Qualifying Company of a demerger or the payment by a Qualifying Company of a super-dividend which would otherwise materially affect the value of an Award

the Exercise Price of any Option, the definition of *Shares* and the number of Shares comprised in an Award in relation to the Shares in that Qualifying Company may be adjusted in such manner as the Committee may determine: **PROVIDED THAT**:

(b) no adjustment shall take effect without the prior approval of, in respect of an Award under which Shares are to be transferred, the person holding the Shares to which the Award relates, (such approval not to be unreasonably withheld);

(c) no adjustment shall be made pursuant to this rule which would increase the aggregate Exercise Price of any Option;

(d) except as provided in this subparagraph (iii) no adjustment may have the effect of reducing the Exercise Price to less than the nominal value of a Share. Where an Option subsists over both issued or unissued Shares any such adjustment may only be made if the reduction of the Exercise Price of Options over both issued and unissued Shares can be made to the same extent. Any adjustment to the Exercise Price of Options over unissued Shares shall only be made if and to the extent that the Committee shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercisable exceeds the adjusted Exercise Price. The Committee may apply such sum in paying up such amount on such Shares and so that on exercise of any Option in respect of which such reduction shall have been made the Committee shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid; and

(e) no adjustment shall be made pursuant to this rule (other than on a capitalisation issue) unless and until the auditors for the time being of the Company (acting as experts not arbitrators) shall have confirmed in writing to the Committee that such adjustment is in their opinion fair and reasonable.

12. ALLOTMENT OR TRANSFER OF SHARES ON EXERCISE OF AWARDS

12.1 Subject to any necessary consents, to payment being made for the Shares subject to any Option and to compliance by the Participant with the terms of the Scheme, not later than 7 days after receipt of any notice of exercise in accordance with rule 4.3 or 5.3, a Qualifying Company shall either allot and issue, or procure the transfer of, Shares to the Participant (or to his nominee). The Qualifying Company shall (unless the Shares are to be issued in uncertificated form) as soon as practicable deliver to the Participant (or his nominee) a definitive share certificate or other evidence of title in respect of such Shares. Where the Shares are issued or transferred to a nominee of the Participant, the Participant shall remain the beneficial owner of the Shares.

13. RIGHTS ATTACHING TO SHARES ALLOTTED OR TRANSFERRED PURSUANT TO AWARDS

13.1 All Shares allotted or transferred upon the exercise of an Award shall rank pari passu in all respects with the Shares in issue at the date of exercise save as regards any rights attaching to such Shares by reference to a record date prior to the date of exercise.

13.2 Any Shares acquired on exercise of Awards shall be subject to the articles of association of the relevant Qualifying Company from time to time.

14. AVAILABILITY OF SHARES

14.1 A Qualifying Company shall at all times keep available for issue sufficient authorised but unissued Shares to permit the exercise of all unexercised Awards under which Shares may be allotted or shall otherwise procure that Shares are available for transfer in satisfaction of the exercise of Awards.

14.2 If and so long as the UK Shares are listed on the Official List of The London Stock Exchange, RE PLC will, at its expense, make application to The London Stock Exchange for admission to the Official List of UK Shares allotted on the exercise of any Award.

14.3 If and so long as Dutch Shares are listed on the Amsterdam Stock Exchange, RE NV will, at its expense, make application to the Amsterdam Stock Exchange for admission of Dutch Shares allotted on the exercise of any Award.

15. ADMINISTRATION AND AMENDMENT

15.1 The decision of the Committee shall be final and binding in all matters relating to the Scheme and the Board may at any time discontinue the grant of further Awards or amend any of the provisions of the Scheme in any way it thinks fit: PROVIDED THAT:

(a) the Committee shall not make any amendment that would materially prejudice the interests of existing Participants except with their prior written consent; and

(b) no amendment to the advantage of Executives or Participants may be made to:

   (i) the definition of *Executive*;

   (ii) the limitations on the numbers of Shares subject to the Scheme;

   (iii) the maximum entitlement of an Executive under the Scheme;

   (iv) the adjustment provisions of rule 11 of the Scheme;

   without the prior approval of RE PLC in general meeting (and, if appropriate the prior approval of RE NV in general meeting), except in the case of minor amendments to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Executives and Participants or any member of the Group; and

(c) without prejudice to any provision of the Scheme which provides for the lapse of an Award, the Committee may not cancel an Award unless the Participant agrees in writing to such cancellation.

16. GENERAL

16.1 Any member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent not prohibited by section 151 of the Companies Act 1985.

16.2 The rights and obligations of a Participant under the terms and conditions of his office or employment shall not be affected by his participation in the Scheme or any right he may have to participate in the Scheme. An individual who participates in the Scheme waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any company for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under or be entitled to exercise any Award under the Scheme as a result of such termination or from the loss or diminution in value of such rights or entitlements. If necessary, the Participant's terms of employment shall be varied accordingly.

16.3   The existence of any Award shall not affect in any way the right or power of the Company or its shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company's capital structure, or any merger or consolidation of the Company, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

16.4   Any notice or other document required to be given under or in connection with the Scheme may be delivered to a Participant or sent by post to him at his home address according to the records of his employing company or such other address as may appear to the Company to be appropriate. Notices sent by post shall be deemed to have been given on the day following the date of posting. Any notice or other document required to be given to the Company under or in connection with the Scheme may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Participants).

16.5   Benefits under the Scheme shall not be pensionable.

16.6   The Company, or where the Committee so directs any member of the Group, shall pay the appropriate stamp duty on behalf of Participants in respect of any transfer of Shares on the exercise of Awards.

16.7   These rules shall be governed by, and construed in accordance with, the laws of England.

SCHEDULE 1

PERFORMANCE CONDITIONS

This Schedule sets out the performance conditions for the purposes of rule 2.5.

1.   In this Schedule, unless the context otherwise requires, the definitions in the rules of the Scheme shall apply, and the following words and expressions shall have the following meanings:

Accounts means the consolidated accounts of each Qualifying Company for a Financial Year;

Accounts Date means the date on which the Accounts are published;

Auditors means the auditors for the time being of each Qualifying Company (acting as experts not arbitrators);

Base Year means, in relation to each Qualifying Company, the Financial Year ending immediately before the start of the Test Period;

Earnings per Share means, for any Financial Year of the relevant Qualifying Company, the earnings per ordinary share of a Qualifying Company (before amortisation of goodwill and intangible assets, exceptional items, and related tax effects) calculated in accordance with Financial Reporting Standard No. 3 issued by the Accounting Standards Board Limited or any modification thereto provided that to ensure comparability of Financial Years of the Qualifying Company within a Test Period and for the Base Year the Committee may:

(a)   adjust the figure for earnings per share as calculated in accordance with the relevant accounting standard to arrive at a figure which reflects the underlying business performance of the Group (and may, without limitation, adjust by excluding any or all extraordinary or exceptional items from the earnings per share calculation);

(b)   adjust the figure to ensure that the rates of conversion of any currency are applied on a consistent basis in respect of years falling within the Test Period and for the Base Year; and

(c)   adjust the figure to ensure that the relevant accounting standards are applied on a consistent basis in respect of years falling within the Test Period and for the Base Year,

provided that the Committee shall have discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability;

Financial Year means an accounting reference period as defined in accordance with section 224 of the Companies Act 1985; and

Test Period means in relation to any Award the period of three consecutive Financial Years commencing with the Financial Year starting immediately before the Date of Grant of the relevant Award.

2. Awards under the Scheme shall only be exercised if and to the extent that the conditions set out below are satisfied.

Shareholding Condition

3. Awards shall not be exercisable unless:

(a) at the date of exercise the Participant holds Shares in the Qualifying Companies with an aggregate Share Price equal to 1.5 times the Participant's basic salary from the Group as at the Date of Grant (in the case of a Participant who is a director of the Company or a Qualifying Company) and 1 times the Participant's basic salary from the Group as at the Date of Grant (in the case of any other Participant), and

(b) the Committee is satisfied that the Participant complies or has since the Date of Grant of the Award complied with the Company's shareholding guidelines for directors and senior executives.

For the purposes of the condition in paragraph 3(a) the Share Price shall be the Share Price at the date of exercise of the Award provided that the Committee shall if it thinks fit have discretion to determine whether the condition is met by reference to the average Share Price over any period since the Date of Grant or the Share Price at any other time (including the date of acquisition of any Shares by the Participant).

EPS Condition

4. The EPS condition relating to the Awards under the Scheme shall be applied over the Test Period. For the purposes of this condition, the arithmetic mean of the growth in Earnings per Share achieved by each Qualifying Company shall be used.

5. The vesting level of any Award shall be determined on a sliding scale as follows:

Average EPS growth per annum over Test Period	Percentage of Award vesting
Less than 8%	0%
8% or more	25%
10% or more	100%
12% or more	125%

Awards will vest on a straight line basis between each of the threshold points. There will be no opportunity for retesting if the condition is not met over the Test Period.

6.   The Committee will have the discretion to increase the EPS growth performance hurdles stated in the table at paragraph 5 above in order to take into account any movement in the rate of inflation.

Overriding Power

7.   The Committee may in its absolute discretion at any time reduce or cancel Awards previously granted to Participants based on the Committee's assessment of (a) whether EPS growth is a fair reflection of the progress of the Group's business having regard to underlying revenue growth, cash generation, return on capital and any significant inflation changes, and (b) individual performance of a Participant. This power shall apply even if the EPS growth target has been or is expected to be met.

APPENDIX 1

SCHEME APPLICABLE TO ELSEVIER REED FINANCE BV

If the Board wishes to grant Awards to employees of Elsevier Reed Finance BV (***ERF***) or of companies under the Control of ERF, it may grant Awards pursuant to this Appendix, and the following provisions shall apply:

(A)   The Rules of the Scheme shall apply to the grant of Awards under this Appendix subject to the modifications contained in the following paragraphs.

(B)   The definition of Group shall be construed as including ERF and every company which is under the Control of ERF;

(C)   The definition of ***Share Option Scheme*** shall be amended as follows:

   "Share Option Scheme means any employee share option scheme established by the Company or RE PLC or ERF, which relates to UK Shares;" and

(D)   Awards shall not be granted under this Appendix without the agreement of the supervisory board of ERF.

EXHIBIT 4.5

REED ELSEVIER GROUP PLC

**RULES OF THE REED ELSEVIER GROUP PLC
BONUS INVESTMENT PLAN**

**(Approved by the shareholders of Reed Elsevier PLC
in general meeting on 8 April 2003)**

**(Approved by the shareholders of Reed Elsevier NV
in general meeting on 9 April 2003)**

(Adopted by the directors on 29 January 2004)

REED ELSEVIER GROUP PLC
BONUS INVESTMENT PLAN

RULES

This Bonus Investment Plan is intended to encourage Participants to remain with the Group and to align their interests with those of Qualifying Company shareholders by investing some of their own funds in the Qualifying Companies. An individual who is invited to participate in this Bonus Investment Plan may elect for part of their after-tax amount of his Bonus to be used to acquire Shares in either Qualifying Company. These shares will be deposited for a period of three years under the terms of this Plan as set out below. On joining the Plan the Participant will also become conditionally entitled to a number of additional Shares. The deposited Shares will be released to the Participant at the end of the three-year period, provided the Participant has remained an employee of the Group. The additional Shares will be released to the Participant at the end of the three-year period, provided that:

(a)   the Participant has remained an employee of the Group; and

(b)   a performance target linked to growth in earnings per share over the three year period has been met.

Shares used for the purposes of this Plan will be existing Shares only.

1.   DEFINITIONS

1.1   In these rules, unless the context otherwise requires, the following expressions shall have the following meanings respectively:

Adoption Date shall mean 8 April 2003;

Award shall mean a Basic Award and the Matching Award linked to that Basic Award;

Basic Award shall mean an award of Shares made under rule 2.1 of this Plan;

Bonus shall mean a cash bonus payable under an annual bonus scheme operated by any member of the Group;

Committee shall mean the Remuneration Committee of the Company or another appropriate committee of the board of the Company;

Company shall mean Reed Elsevier Group plc;

Control shall have the meaning given to it by section 840 of the Income and Corporation Taxes Act 1988;

Dutch Share shall mean an ordinary share in the capital of Reed Elsevier NV (or any other shares representing those shares following any reorganisation of the share capital of Reed Elsevier NV) and shall include an American Depositary Share representing a Dutch Share;

Grant Date shall mean the date on which an Award is made by the Committee under rule 2.6;

Grant Letter shall mean the notification to a Participant setting out the terms of an Award;

Gross Amount of Bonus shall mean the amount of Bonus elected by a Participant under rule 2.1 to be received as a Basic Award (prior to the deduction of tax thereon);

Group shall mean the Company and the Subsidiaries, and ***member of the Group*** shall be construed accordingly;

Matching Award shall mean a conditional award of additional Shares linked to a Basic Award, made under rule 2.3 and, subject to rules 3.1(f) and (g), released in accordance with rule 3.1(e) of the Plan;

Participant shall mean an individual participating in the Plan;

Plan shall mean the Reed Elsevier Group plc Bonus Investment Plan;

Qualifying Company shall mean each of Reed Elsevier PLC and Reed Elsevier NV;

Restricted Period in relation to a Basic Award, shall mean the period specified in rule 3.1(b);

the Secretary shall mean the Secretary of the Company, or some other person nominated by the Committee;

Share shall mean a UK Share or a Dutch Share;

Subsidiary shall mean any company which at the time qualifies as a subsidiary of the Company under section 736 of Companies Act 1985;

Trustee shall mean Hill Samuel Offshore Trust Company Limited or other trustee or trustees from time to time of the Reed Elsevier Employee Benefit Trust; and

UK Share shall mean a an ordinary share in the capital of Reed Elsevier PLC (or any other shares representing those shares following any reorganisation of the share capital of Reed Elsevier PLC) and shall include an American Depositary Share representing a UK Share;

1.2   References to any statute or statutory instrument or to any part or parts thereof include any modification, amendment or re-enactment thereof for the time being in force.

1.3   Words of the masculine gender shall include the feminine and vice versa and words in the singular shall include the plural and vice versa unless in either case the context otherwise requires or is otherwise stated.

2. GRANT OF AWARDS

Basic Awards

2.1   Following the notification of the amount of any cash Bonus payable to the Participant, each Participant may be invited by the Committee to elect (in such proportions as the Participant selects) to receive part of the cash amount of Bonus (after deduction of income tax at the Participant's marginal rate and employees' social security contributions, if any) as a Basic Award provided that any such election made by a Participant:

(a)   shall be made on or before the date specified in the invitation from the Committee;

(b)   shall specify whether the Basic Award is to relate to UK Shares or Dutch Shares or both (and if so in what proportion); and

(c)   shall specify the percentage of the total after tax cash Bonus which the Participant elects to receive as a Basic Award, which must be at least 25% (or such lower proportion as the Committee may in its discretion allow) of the total Bonus payable to the Participant but not more than 50% of the total Bonus payable to the Participant.

2.2   If a Participant elects to receive a Basic Award, the Committee shall arrange to purchase on a recognised stock exchange that number of Shares which can be purchased with the after-tax cash amount available under rule 2.1. For this purpose:

(a)   the Committee shall, subject to rule 2.9, have absolute discretion as to when the Shares to comprise a Basic Award are purchased PROVIDED THAT, unless impracticable and subject to rule 2.3, all the Shares required to satisfy Basic Awards for all Participants shall be purchased on the same dealing day;

(b)   the Basic Award shall comprise the nearest whole number of Shares that can be acquired with the amount in rule 2.1 above. Any sum remaining following the acquisition of the Shares shall be paid in cash to the Participant.

2.3   If a Participant makes an election under rule 2.1 but (i) that election is made after the date specified in the invitation or (ii) his employer fails to provide funds to enable the Shares to comprise the Basic Award to be purchased within the deadlines specified by the Committee, the Committee shall not be required to proceed with the Award but may in its absolute discretion decide to do so, subject to rule 2.9, provided that the Shares to be comprised in the Basic Award and Matching Award shall then be purchased at the price prevailing on the dealing day on which Shares are actually purchased in respect of the Basic Award.

Matching Awards

2.4   Whenever the Committee grants a Basic Award, it shall also grant a Matching Award. The number of Shares comprised in the Matching Award shall be the nearest whole number of Shares that can be acquired (at the price at which shares comprised in the Basic Award were purchased under rule 2.2) with the Gross Amount of Bonus used to calculate the Basic Award and shall include UK Shares and Dutch Shares in the same proportions as those comprised in the Basic Award.

2.5   Save to the extent that the Committee arranges to satisfy Awards with Shares already held by the Trustee, the Committee shall arrange to purchase on a recognised stock exchange the number of Shares required to satisfy Matching Awards. For this purpose the Committee shall have absolute discretion as to when the Shares to comprise Matching Awards are purchased. Any member of the Group may provide money for the purpose of acquiring Shares to satisfy Matching Awards (and shall if requested to do so by the Committee) before the date specified by the Committee for purchase of Shares comprised in Matching Awards. The Company shall be under no obligation to purchase the Shares comprised in a Matching Award at or around the Grant Date but shall procure that there are sufficient Shares available for transfer to satisfy a Matching Award by the end of the Restricted Period. In the event that a member of the Group fails to provide monies in respect of its employees' Basic Awards or Matching Awards, the Committee shall be under no obligation to proceed with the Award (but the Committee shall have no power to cancel an Award once it has been made by reason of the Participant's employer's failure to provide funding).

Release Date

2.6   On the third anniversary of the Grant Date, or as soon as reasonably practicable thereafter, a Participant shall if relevant be notified whether or not the performance target set out in rule 2.8 below has been satisfied over this three year period. If the performance target has been satisfied, or is not applicable, the Restricted Period in relation to the Basic Award shall cease and the Shares comprised in the Basic Award together with the Shares comprised in the Matching Award shall be released to the Participant as soon as reasonably practicable.

2.7   In the event that the performance target set out in rule 2.8 below (if applicable) has not been satisfied on the third anniversary of the Grant Date, the Restricted Period in relation to the Basic Award shall cease and the Shares comprised in the Basic Award shall be released to the Participant as soon as reasonably practicable thereafter but the Matching Award shall lapse.

Performance Target

2.8   The performance target referred to in rules 2.6 and 2.7 is that set out in Schedule 1. No performance target shall apply in relation to Awards made before April 2003.

Grant Procedure

2.9   The Award shall be granted by the Committee within 28 days of the Participant's election to receive the Award unless the making of the Award would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company's dealing rules). If at the end of the 28-day period (or such longer period as the Committee thinks fit) such prohibition remains in force, the Committee shall either:

     (i)   invite the Participant to reconsider whether he wishes to elect to receive an Award or whether he wishes to receive all of his Bonus in cash; or

     (ii)   if the Committee sees fit, withdraw the invitation and pay all of the Bonus in cash.

2.10   Each Award shall be evidenced by a Grant Letter which shall be signed on behalf of the Company.

2.11   No Award shall be granted under the Plan later than the tenth anniversary of the Adoption Date.

2.12   Nothing in these rules or in a Participant's contract of employment shall be construed as giving to any Participant a right to receive, or be considered for, an Award. Neither an Award nor the Shares to which it relates shall be pensionable for any purpose.

3. TERMS OF AWARDS

3.1   The main terms of each Award (which shall be set out or referred to in the Grant Letter) shall be as follows:

(a)   **Number of Shares** - The Grant Letter shall state the number of Shares comprised in the Basic Award and the Matching Award and whether they comprise UK Shares or Dutch Shares.

(b)   **Restricted Period** - The Restricted Period in relation to a Basic Award and Matching Award shall commence on the Grant Date and shall (unless foreshortened pursuant to these rules) expire on the third anniversary thereof. During the Restricted Period, the Participant shall not sell, transfer, pledge, assign or otherwise dispose of all or any Shares comprised in the Basic Award, nor request the transfer of such Shares to himself (provided that the Committee may in its absolute discretion allow such actions or release the Shares to the Participant if it considers that exceptional circumstances apply). Any such action or attempt at such action by the Participant (with or without consent) shall result in the automatic lapse of the Matching Award.

(c)   **Rights of Participant during Restricted Period** – Subject to para (d) below, the beneficial interest in the Shares comprised in a Basic Award shall pass to the Participant on the Grant Date. During the Restricted Period, the Participant shall be entitled to receive all dividends payable in respect of the Shares comprised in a Basic Award (but not those in the Matching Award) and shall in respect thereof have the rights commonly enjoyed by a beneficial owner of Shares provided that any voting rights shall be exerciseable by a direction in writing given to the Trustee or other nominee in whose name the Shares comprised in the Basic Award are registered. The Participant shall have no corresponding rights in respect of the Shares in the Matching Award pending their release.

(d)   **Registration and Custody of Shares** – During the Restricted Period, the Shares comprised in a Basic Award shall be registered in the name of the

Trustee or of such other nominee as may be appointed by the Committee, and the Trustee or other nominee shall be responsible for paying out dividends received in respect of those shares to Participants and issuing tax vouchers as appropriate.

(e) **Lapse of Restrictions** – The Committee shall make such arrangements as it sees fit to ensure that the Shares comprised in the Basic Award and Matching Award are transferred to the Participant within 14 days following the expiry of the Restricted Period.

(f) **Termination of Employment** - In the event that the Participant ceases to be an employee of a member of the Group during the Restricted Period:

  (i) by reason of death, the Shares comprised in the Basic Award and the Matching Award shall be released in full to the Participant's personal representatives;

  (ii) by reason of injury, disability, ill-health or retirement on or after normal retirement age (or early retirement with the consent of the Board), (aa) the Basic Award shall continue in force until the end of the Restricted Period, at which time the Shares comprised therein shall be released in full, and (bb) the Matching Award shall continue (as though the Participant had remained in employment) until the end of the Restricted Period at which time the Shares comprised therein shall be released if the performance target in rule 2.8 (if applicable) has been satisfied,

  PROVIDED THAT the Committee may in its absolute discretion determine that the Shares comprised in the Award shall be released as soon as practicable following the date of termination of the employment (the ***Termination Date***), in which case (xx) the Shares comprised in the Basic Award shall be released in full, and (yy) the number of Shares comprised in the Matching Award which are to be released shall (unless the Committee in its absolute discretion determines that a higher number shall be released) be determined by multiplying the full number of Shares comprised in the Matching Award by A/B where A is the number of days between the Grant Date and the Termination Date and B is the number of days between the Grant Date and the end of the Restricted Period; and

  (iii) for any other reason than in (i) or (ii) above, the Shares comprised in the Basic Award shall be released to the Participant (and the Shares comprised in the Matching Award shall automatically be forfeited) unless the Committee determines in its absolute discretion that the Award should be treated in accordance with (ii) above.

(g) **Change of Control** - If any person:

  (i) obtains Control of a Qualifying Company as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of that Qualifying Company;

(ii) becomes bound or entitled to acquire Shares under sections 428 to 430F of the Companies Act 1985 (or in relation to Reed Elsevier NV becomes entitled to acquire compulsorily Shares held by minority shareholders); or

(iii) obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985 (or in relation to Reed Elsevier NV under any equivalent legislative provision in the Netherlands),

then the Shares in that Qualifying Company (but not those in the other Qualifying Company) comprised in both the Basic Award and the Matching Award (or the proceeds of sale thereof if the Committee thinks fit) shall be released within 30 days of the relevant event.

PROVIDED THAT

(aa) Shares comprised in the Basic Award and the Matching Award shall not without the consent of the Committee be released if the purpose and effect of the change of Control or scheme of arrangement is (i) to create a new holding company for the relevant Qualifying Company, such company having substantially the same shareholders and proportionate shareholdings as those of the Qualifying Company immediately prior to the scheme of arrangement, or (ii) to give one Qualifying Company Control (directly or indirectly) of the other Qualifying Company. In that event, the Committee shall endeavour to procure that the Awards are cancelled in exchange for equivalent awards over shares in the new holding company; and

(bb) The provisions of rule 3.1(g) shall apply mutatis mutandis in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company UNLESS:

(A) the person obtaining Control of the Company is one of the Qualifying Companies or a company under the control of one or both of them; or

(B) the Company remains under the ultimate control of the Shareholders of one of the Qualifying Companies immediately prior to the relevant transaction affecting the Company.

If this rule 3.1(g)(bb) applies, the Shares comprised in Awards which may be released subject to the provisions of this rule 3.1(g) shall be Shares in both Qualifying Companies.

4. ADJUSTMENTS

4.1 In the event of any capitalisation issue, rights issue or sub-division or consolidation of or other variation in the ordinary share capital of a Qualifying Company to which his Award relates the Participant shall:

(a) in respect of his Basic Award be treated in the same manner as any other holder of Shares, save that (unless the Committee determines otherwise):

(i)   in the event of a rights issue in respect of Shares, the Trustee or other nominee holding Shares on behalf of the Participant shall be required to sell sufficient rights nil-paid (at such time during the rights issue as the Committee thinks fit) as will enable it to acquire (on behalf of the Participant) with the proceeds of sale the remainder of the Participant's rights entitlement PROVIDED THAT the Participant may elect to take up in a personal capacity the rights that would have been sold (and such Shares shall not be subject to this Plan) subject to the Participant providing sufficient funds to give effect to his obligation under the first part of this sub-paragraph (a);

(ii)   in the event of receipt of cash (other than dividends paid in the normal course) or securities (other than Shares) in respect of Shares (on a demerger or other reorganisation of the share capital of a Qualifying Company), the Committee shall in its absolute discretion determine whether such cash or securities shall be released to the Participant or whether the Trustee or other nominee holding Shares on behalf of the Participant shall be required to apply that cash (or the proceeds of sale of such securities), after allowing for tax thereon, in the purchase of further Shares to be held on behalf of the Participant; and

(b)   the number of Shares comprised in the Participant's Matching Award shall be adjusted in such manner as the Committee, in its absolute discretion, thinks fit.

5. SOURCE OF SHARES

Shares required to satisfy the rights of Participants with respect to Awards shall be purchased on a recognised stock exchange and no Shares shall be issued under the Plan.

6. ADMINISTRATION

6.1   The rights and obligations of any Participant under the terms of his office or employment shall not be affected by his participation in the Plan, and each Participant shall be deemed to waive all and any rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights hereunder as a result of such termination or from the loss or diminution in value of such rights or entitlements. If necessary, the Participant's terms of employment shall be varied accordingly.

6.2   All Share certificates and other communications relating to the Plan shall be sent at the Participant's risk.

6.3   Any liability of a Participant to taxation in respect of an Award shall be for the account of the relevant Participant. By accepting an Award, a Participant agrees to comply with any arrangements specified by the Company for the payment of taxation (including, without limitation, arranging the sale of sufficient Shares to enable the Company or any member of the Group to satisfy its obligations in respect of deduction of taxation at source).

7. GENERAL

7.1   The Company reserves the right to terminate the Plan or amend these rules at any time PROVIDED THAT no amendment shall operate to affect adversely any right already acquired by a Participant.

7.2   The Participant shall bear all dealing costs and stamp duty relating to the purchase of Shares in respect of a Basic Award under the Plan. The Company shall bear all dealing costs and stamp duty relating to the purchase and release of Shares in respect of a Matching Award under the Plan.

7.3   These rules shall be governed by and construed in accordance with English law.

SCHEDULE 1

PERFORMANCE TARGET

This Schedule sets out the performance target for the purposes of rule 2.8. For the avoidance of doubt no performance target shall apply in relation to Awards made before April 2003

1.　　In this Schedule, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:

Accounts means the consolidated accounts of each Qualifying Company for a Financial Year;

Accounts Date means the date on which the Accounts are published;

Auditors means the auditors for the time being of each Qualifying Company (acting as experts not arbitrators);

Base Year means, in relation to each Qualifying Company, the Financial Year ending immediately before the start of the Prescribed Period;

Earnings per Share or *EPS* means, for any Financial Year of the relevant Qualifying Company, the earnings per ordinary share of a Qualifying Company (before amortisation of goodwill and intangible assets, exceptional items and related tax effects) calculated in accordance with Financial Reporting Standard No. 3 issued by the Accounting Standards Board Limited or any modification thereto provided that to ensure comparability of Financial Years of the Qualifying Company within a Prescribed Period and for the Base Year the Committee may:

(a)　　adjust the figure for earnings per share as calculated in accordance with the relevant accounting standard to arrive at a figure which reflects the underlying business performance of the Group (and may, without limitation, adjust by excluding any or all extraordinary or exceptional items from the earnings per share calculation);

(b)　　adjust the figure to ensure that the rates of conversion of any currency are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year; and

(c)　　adjust the figure to ensure that the relevant accounting standards are applied on a consistent basis in respect of years falling within the Prescribed Period and for the Base Year,

provided that the Committee shall have discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability;

Financial Year means an accounting reference period as defined in accordance with section 224 of the Companies Act 1985; and

Prescribed Period in relation to any Matching Award means the period of three consecutive Financial Years beginning with the Financial Year in which the Date of Grant of that Matching Award falls.

2.   Prior to the release of Shares under any Matching Award, the Committee shall determine the arithmetic mean of the EPS achieved by each Qualifying Company, and then calculate the percentage compound growth in such average EPS over the Prescribed Period, expressed as a per annum rate of growth.

3.   The Shares under any Matching Award shall only be released if the averaged compound growth in EPS determined under paragraph 2 over the Prescribed Period is at least 6% per annum.

4.   There will be no opportunity for retesting if the performance target is not met over the Prescribed Period.

5.   The Committee will have discretion to increase the EPS growth performance hurdles above in order to take into account any movement in the rate of inflation.

APPENDIX 1

SCHEME APPLICABLE TO ELSEVIER REED FINANCE BV

If the Board wishes to grant Awards to employees of Elsevier Reed Finance BV (**ERF**) or of companies under the Control of ERF, it may grant Awards pursuant to this Appendix, and the following provisions shall apply:

(A)   The Rules of the Scheme shall apply to the grant of Awards under this Appendix subject to the modifications contained in the following paragraphs.

(B)   The definition of **Group** shall be construed as including ERF and every company which is under the Control of ERF; and

(C)   Awards shall not be granted under this Appendix without the agreement of the supervisory board of ERF.

EXHIBIT 4.6

REED ELSEVIER GROUP PLC

RULES OF THE REED ELSEVIER GROUP PLC
BONUS INVESTMENT PLAN (2002)

(Adopted by the directors on 3 December 2002)

RULES

This Bonus Investment Plan is intended to encourage Participants to remain with the Group and to align their interests with those of Qualifying Company shareholders by investing some of their own funds in the Qualifying Companies. An individual who is invited to participate in this Bonus Investment Plan may elect for part of their after-tax amount of his Bonus to be used to acquire Shares in either Qualifying Company. These shares will be deposited for a period of three years under the terms of this Plan as set out below. On joining the Plan the Participant will also become conditionally entitled to a number of additional Shares. At the end of the three-year period, provided the Participant has remained an employee of the Group, the deposited Shares will be released to the Participant together with the additional Shares. Shares used for the purposes of this Plan will be existing Shares only.

1.   DEFINITIONS

1.1   In these rules, unless the context otherwise requires, the following expressions shall have the following meanings respectively:

Award shall mean a Basic Award and the Matching Award linked to that Basic Award;

Basic Award shall mean an award of Shares made under rule 2.1 of this Plan;

Bonus shall mean a cash bonus payable under an annual bonus scheme operated by any member of the Group;

Committee shall mean the Remuneration Committee of the Company or another appropriate committee of the board of the Company;

Company shall mean Reed Elsevier Group plc;

Control shall have the meaning given to it by section 840 of the Income and Corporation Taxes Act 1988;

Dutch Share shall mean an ordinary share in the capital of Reed Elsevier NV (or any other shares representing those shares following any reorganisation of the share capital of Reed Elsevier NV) and shall include an American Depositary Share representing a Dutch Share;

Employees' Share Scheme shall have the meaning given to it by section 743 of the Companies Act 1985 (being a scheme for encouraging or facilitating the holding of Shares by employees of the Group);

Grant Date shall mean the date on which an Award is made by the Committee under rule 2.6;

Grant Letter shall mean the notification to a Participant setting out the terms of an Award;

Gross Amount of Bonus shall mean the amount of Bonus elected by a Participant under rule 2.1 to be received as a Basic Award (prior to the deduction of tax thereon);

Group shall mean the Company and the Subsidiaries, and ***member of the Group*** shall be construed accordingly;

Matching Award shall mean a conditional award of additional Shares linked to a Basic Award, made under rule 2.3 and, subject to rules 3.1(f) and (g), released in accordance with rule 3.1(e) of the Plan;

Participant shall mean an individual participating in the Plan;

Plan shall mean the Reed Elsevier Group plc Bonus Investment Plan;

Qualifying Company shall mean each of Reed Elsevier PLC and Reed Elsevier NV;

Restricted Period in relation to a Basic Award, shall mean the period specified in rule 3.1(b);

the Secretary shall mean the Secretary of the Company, or some other person nominated by the Committee;

Share shall mean a UK Share or a Dutch Share;

Subsidiary shall mean any company which at the time qualifies as a subsidiary of the Company under section 736 of Companies Act 1985;

Trustee shall mean Hill Samuel Offshore Trust Company Limited or other trustee or trustees from time to time of the Reed Elsevier Employee Benefit Trust; and

UK Share shall mean a an ordinary share in the capital of Reed Elsevier PLC (or any other shares representing those shares following any reorganisation of the share capital of Reed Elsevier PLC) and shall include an American Depositary Share representing a UK Share;

1.2   References to any statute or statutory instrument or to any part or parts thereof include any modification, amendment or re-enactment thereof for the time being in force.

1.3   Words of the masculine gender shall include the feminine and vice versa and words in the singular shall include the plural and vice versa unless in either case the context otherwise requires or is otherwise stated.

2.   GRANT OF AWARDS

Basic Awards

2.1   Following the notification of the amount of any cash Bonus payable to the Participant, each Participant may be invited by the Committee to elect (in such proportions as the Participant selects) to receive part of the cash amount of Bonus (after deduction of income tax at the Participant's marginal rate and employees' social security contributions, if any) as a Basic Award provided that any such election made by a Participant:

(a)   shall be made on or before the date specified in the invitation from the Committee;

(b)   shall specify whether the Basic Award is to relate to UK Shares or Dutch Shares or both (and if so in what proportion); and

(c)   shall specify the percentage of the total after tax cash Bonus which the Participant elects to receive as a Basic Award, which must be at least 25% (or such lower proportion as the Committee may in its discretion allow) of the total Bonus payable to the Participant but not more than 50% of the total Bonus payable to the Participant.

2.2   If a Participant elects to receive a Basic Award, the Committee shall arrange to purchase on a recognised stock exchange that number of Shares which can be purchased with the after-tax cash amount available under rule 2.1. For this purpose:

(a)   the Committee shall, subject to rule 2.7, have absolute discretion as to when the Shares to comprise a Basic Award are purchased PROVIDED THAT, unless impracticable and subject to rule 2.3, all the Shares required to satisfy Basic Awards for all Participants shall be purchased on the same dealing day;

(b)   the Basic Award shall comprise the nearest whole number of Shares that can be acquired with the amount in rule 2.1 above. Any sum remaining following the acquisition of the Shares shall be paid in cash to the Participant.

2.3   If a Participant makes an election under rule 2.1 but (i) that election is made after the date specified in the invitation or (ii) his employer fails to provide funds to enable the Shares to comprise the Basic Award to be purchased within the deadlines specified by the Committee, the Committee shall not be required to proceed with the Award but may in its absolute discretion decide to do so, subject to rule 2.7, provided that the Shares to be comprised in the Basic Award and Matching Award shall then be purchased at the price prevailing on the dealing day on which Shares are actually purchased in respect of the Basic Award.

Matching Awards

2.4   Whenever the Committee grants a Basic Award, it shall also grant a Matching Award. The number of Shares comprised in the Matching Award shall be the nearest whole number of Shares that can be acquired (at the price at which shares comprised in the Basic Award were purchased under rule 2.2) with the Gross Amount of Bonus used to calculate the Basic Award and shall include UK Shares and Dutch Shares in the same proportions as those comprised in the Basic Award.

2.5   Save to the extent that the Committee arranges to satisfy Awards with Shares already held by the Trustee, the Committee shall arrange to purchase on a recognised stock exchange the number of Shares required to satisfy Matching Awards. For this purpose the Committee shall have absolute discretion as to when the Shares to comprise Matching Awards are purchased. Any member of the Group may provide money for the purpose of acquiring Shares to satisfy Matching Awards (and shall if requested to do so by the Committee) before the date specified by the Committee for purchase of Shares comprised in Matching Awards. The Company shall be under no obligation to purchase the Shares comprised in a Matching Award at or around the

Grant Date but shall procure that there are sufficient Shares available for transfer to satisfy a Matching Award by the end of the Restricted Period. In the event that a member of the Group fails to provide monies in respect of its employees' Basic Awards or Matching Awards, the Committee shall be under no obligation to proceed with the Award (but the Committee shall have no power to cancel an Award once it has been made by reason of the Participant's employer's failure to provide funding).

Release Date

2.6   On the third anniversary of the Grant Date, or as soon as reasonably practicable thereafter, the Restricted Period in relation to the Basic Award shall cease and the Shares comprised in the Basic Award together with the Shares comprised in the Matching Award shall be released to the Participant as soon as reasonably practicable.

Grant Procedure

2.7   The Award shall be granted by the Committee within 28 days of the Participant's election to receive the Award unless the making of the Award would be prohibited by law or the Model Code for Securities Transactions by Directors of Listed Companies (or the Company's dealing rules). If at the end of the 28-day period (or such longer period as the Committee thinks fit) such prohibition remains in force, the Committee shall either:

> (i)   invite the Participant to reconsider whether he wishes to elect to receive an Award or whether he wishes to receive all of his Bonus in cash; or

> (ii)   if the Committee sees fit, withdraw the invitation and pay all of the Bonus in cash.

2.8   Each Award shall be evidenced by a Grant Letter which shall be signed on behalf of the Company.

2.9   Nothing in these rules or in a Participant's contract of employment shall be construed as giving to any Participant a right to receive, or be considered for, an Award. Neither an Award nor the Shares to which it relates shall be pensionable for any purpose.

3.   TERMS OF AWARDS

3.1   The main terms of each Award (which shall be set out or referred to in the Grant Letter) shall be as follows:

(a)   **Number of Shares** - The Grant Letter shall state the number of Shares comprised in the Basic Award and the Matching Award and whether they comprise UK Shares or Dutch Shares.

(b)   **Restricted Period** - The Restricted Period in relation to a Basic Award and Matching Award shall commence on the Grant Date and shall (unless foreshortened pursuant to these rules) expire on the third anniversary thereof. During the Restricted Period, the Participant shall not sell, transfer, pledge, assign or otherwise dispose of all or any Shares comprised in the Basic Award, nor request the transfer of such Shares to himself (provided that the Committee may in its absolute discretion allow such actions or release the Shares to the Participant if it considers that exceptional circumstances apply). Any such action or attempt at such action by the Participant (with or without consent) shall result in the automatic lapse of the Matching Award.

(c) **Rights of Participant during Restricted Period** – Subject to para (d) below, **t**he beneficial interest in the Shares comprised in a Basic Award shall pass to the Participant on the Grant Date. During the Restricted Period, the Participant shall be entitled to receive all dividends payable in respect of the Shares comprised in a Basic Award (but not those in the Matching Award) and shall in respect thereof have the rights commonly enjoyed by a beneficial owner of Shares provided that any voting rights shall be exerciseable by a direction in writing given to the Trustee or other nominee in whose name the Shares comprised in the Basic Award are registered. The Participant shall have no corresponding rights in respect of the Shares in the Matching Award pending their release.

(d) **Registration and Custody of Shares** – During the Restricted Period, the Shares comprised in a Basic Award shall be registered in the name of the Trustee or of such other nominee as may be appointed by the Committee, and the Trustee or other nominee shall be responsible for paying out dividends received in respect of those shares to Participants and issuing tax vouchers as appropriate.

(e) **Lapse of Restrictions** – The Committee shall make such arrangements as it sees fit to ensure that the Shares comprised in the Basic Award and Matching Award are transferred to the Participant within 14 days following the expiry of the Restricted Period.

(f) **Termination of Employment** - In the event that the Participant ceases to be an employee of a member of the Group during the Restricted Period:

   (i) by reason of death, the Shares comprised in the Basic Award and the Matching Award shall be released in full to the Participant's personal representatives;

   (ii) by reason of injury, disability, ill-health or retirement on or after normal retirement age (or early retirement with the consent of the Board), (aa) the Basic Award shall continue in force until the end of the Restricted Period, at which time the Shares comprised therein shall be released in full, and (bb) the Matching Award shall continue (as though the Participant had remained in employment) until the end of the Restricted Period at which time the Shares comprised therein shall be released,

     PROVIDED THAT the Committee may in its absolute discretion determine that the Shares comprised in the Award shall be released as soon as practicable following the date of termination of the employment (the *Termination Date*), in which case (xx) the Shares comprised in the Basic Award shall be released in full, and (yy) the number of Shares comprised in the Matching Award which are to be released shall (unless the Committee in its absolute discretion determines that a higher number shall be released) be determined by multiplying the full number of Shares comprised in the Matching Award by A/B where A is the number of days between the Grant Date and the Termination Date and B is the number of days between the Grant Date and the end of the Restricted Period; and

(iii)   for any other reason than in (i) or (ii) above, the Shares comprised in the Basic Award shall be released to the Participant (and the Shares comprised in the Matching Award shall automatically be forfeited) unless the Committee determines in its absolute discretion that the Award should be treated in accordance with (ii) above.

(g)   **Change of Control** - If any person:

(i)   obtains Control of a Qualifying Company as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of that Qualifying Company;

(ii)   becomes bound or entitled to acquire Shares under sections 428 to 430F of the Companies Act 1985 (or in relation to Reed Elsevier NV becomes entitled to acquire compulsorily Shares held by minority shareholders); or

(iii)   obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the Court under section 425 of the Companies Act 1985 (or in relation to Reed Elsevier NV under any equivalent legislative provision in the Netherlands),

then the Shares in that Qualifying Company (but not those in the other Qualifying Company) comprised in both the Basic Award and the Matching Award (or the proceeds of sale thereof if the Committee thinks fit) shall be released within 30 days of the relevant event.

PROVIDED THAT

(aa)   Shares comprised in the Basic Award and the Matching Award shall not without the consent of the Committee be released if the purpose and effect of the change of Control or scheme of arrangement is (i) to create a new holding company for the relevant Qualifying Company, such company having substantially the same shareholders and proportionate shareholdings as those of the Qualifying Company immediately prior to the scheme of arrangement, or (ii) to give one Qualifying Company Control (directly or indirectly) of the other Qualifying Company. In that event, the Committee shall endeavour to procure that the Awards are cancelled in exchange for equivalent awards over shares in the new holding company; and

(bb)   The provisions of rule 3.1(g) shall apply mutatis mutandis in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company UNLESS:

(A)   the person obtaining Control of the Company is one of the Qualifying Companies or a company under the control of one or both of them; or

(B)   the Company remains under the ultimate control of the Shareholders of one of the Qualifying Companies immediately prior to the relevant transaction affecting the Company.

If this rule 3.1(g)(bb) applies, the Shares comprised in Awards which may be released subject to the provisions of this rule 3.1(g) shall be Shares in both Qualifying Companies.

4.   ADJUSTMENTS

4.1   In the event of any capitalisation issue, rights issue or sub-division or consolidation of or other variation in the ordinary share capital of a Qualifying Company to which his Award relates the Participant shall:

(a)   in respect of his Basic Award be treated in the same manner as any other holder of Shares, save that (unless the Committee determines otherwise):

    (i)   in the event of a rights issue in respect of Shares, the Trustee or other nominee holding Shares on behalf of the Participant shall be required to sell sufficient rights nil-paid (at such time during the rights issue as the Committee thinks fit) as will enable it to acquire (on behalf of the Participant) with the proceeds of sale the remainder of the Participant's rights entitlement PROVIDED THAT the Participant may elect to take up in a personal capacity the rights that would have been sold (and such Shares shall not be subject to this Plan) subject to the Participant providing sufficient funds to give effect to his obligation under the first part of this sub-paragraph (a);

    (ii)   in the event of receipt of cash (other than dividends paid in the normal course) or securities (other than Shares) in respect of Shares (on a demerger or other reorganisation of the share capital of a Qualifying Company), the Committee shall in its absolute discretion determine whether such cash or securities shall be released to the Participant or whether the Trustee or other nominee holding Shares on behalf of the Participant shall be required to apply that cash (or the proceeds of sale of such securities), after allowing for tax thereon, in the purchase of further Shares to be held on behalf of the Participant; and

(b)   the number of Shares comprised in the Participant's Matching Award shall be adjusted in such manner as the Committee, in its absolute discretion, thinks fit.

5.   SOURCE OF SHARES

Shares required to satisfy the rights of Participants with respect to Awards shall be purchased on a recognised stock exchange and no Shares shall be issued under the Plan.

6. ADMINISTRATION

6.1   The rights and obligations of any Participant under the terms of his office or employment shall not be affected by his participation in the Plan, and each Participant shall be deemed to waive all and any rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights hereunder as a result of such termination or from the loss or diminution in value of such rights or entitlements. If necessary, the Participant's terms of employment shall be varied accordingly.

6.2   All Share certificates and other communications relating to the Plan shall be sent at the Participant's risk.

6.3   Any liability of a Participant to taxation in respect of an Award shall be for the account of the relevant Participant. By accepting an Award, a Participant agrees to comply with any arrangements specified by the Company for the payment of taxation (including, without limitation, arranging the sale of sufficient Shares to enable the Company or any member of the Group to satisfy its obligations in respect of deduction of taxation at source).

7. GENERAL

7.1   The Company reserves the right to terminate the Plan or amend these rules at any time PROVIDED THAT no amendment shall operate to affect adversely any right already acquired by a Participant.

7.2   The Participant shall bear all dealing costs and stamp duty relating to the purchase of Shares in respect of a Basic Award under the Plan. The Company shall bear all dealing costs and stamp duty relating to the purchase and release of Shares in respect of a Matching Award under the Plan.

7.3   These rules shall be governed by and construed in accordance with English law.

REED ELSEVIER PLC

RULES OF

**THE REED ELSEVIER PLC EXECUTIVE
SHARE OPTION SCHEMES (No. 2)**
(As amended on 27 April, 2000)

THE REED ELSEVIER PLC EXECUTIVE U.K.

SHARE OPTION SCHEME (No.2)

1.   DEFINITIONS

In these Rules

(a)   the following words and expressions have the following meanings except where the context otherwise requires:-

"Act"	the Income and Corporation Taxes Act 1988;
"Auditors"	the auditors for the time being of the Company and, where the context requires, of one or both Qualifying Companies;
"Company"	Reed Elsevier plc;
"Control"	the meaning ascribed thereto in Section 840 of the Act;
"Date of Grant"	the date on which the Directors resolve to grant an Option in accordance with the terms of Rule 3;
"Directors"	the Board of Directors for the time being of the Company or a duly constituted committee thereof;
"Eligible Employee"	any person holding Employment shall be regarded as an Eligible Employee;
"Elsevier Share"	an ordinary share of Dfl 1 in the capital of Elsevier;
"Employment"	employment with any Participating Company or Participating Companies, such employment to be "full-time" and for this purpose "full-time" shall mean required to devote not less than 25 hours per week (exclusive of meal breaks) to service as an employee (including a salaried director or other officer);

"General Offer"	an offer for Shares as specified in Rule 7(a);
"Group"	the Company and every company which is under the Control of the Company and any other company which may be treated as a Participating Company under Inland Revenue practice from time to time;
"Issue or Reorganisation"	any capitalisation issue or rights issue or any consolidation, sub-division or reduction of capital by a Qualifying Company;
"Other Option Schemes"	The Reed International U.K. and Overseas Executive Share Option Schemes (1984), the Reed Elsevier plc SAYE Share Option Scheme, the Reed Elsevier plc Executive U.K. Share Option Scheme, the Reed Elsevier plc Executive Overseas Share Option Scheme, the Reed International S.A.Y.E. Share Option Scheme and any other share option scheme adopted by the shareholders of Reed or the Company in General Meeting on or after the date of adoption of the Scheme;
"Option"	the right granted to a Participant on any particular Date of Grant to obtain Shares in accordance with the Rules of the Scheme;
"Option Price"	the price for the acquisition of a Share comprised in any Option which, subject to Rule 6, is not less than the amount equal to the middle market quotation of a Share on the Date of Grant of the Option as ascertained from The Daily Official List of The London Stock Exchange or if Rule 6(d) has been applied, such amount as is the acquisition price of a share in the company whose shares are scheme shares under the new rights;

"Participant"	any person who has been granted an Option which has not lapsed in accordance with the provisions of Rule 4(c) and includes, where the context so admits, the legal personal representatives of any such person;
"Participating Company"	any company within the Group;
"Qualifying Company"	each of Reed and Elsevier;
"Redundancy"	dismissal by reason of redundancy within the meaning of the Employment Rights Act 1996;
"Reed"	Reed International P.L.C.;
"Reed Share"	an ordinary share of 12.5p in the capital of Reed;
"Retirement"	cessation of Employment in circumstances which the Directors regard as retirement (whether at normal retirement age or at any other age);
"Schedule 9"	Schedule 9 to the Act;
"Scheme"	this Scheme, in its present form or with and subject to any amendment thereto effected in accordance with the Rules;
"Share"	a Reed Share or an Elsevier Share and "shareholder" shall be construed accordingly.

(b) Other words or expressions, so far as not inconsistent with the context have the same meanings as in Schedule 9.

(c) Words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.

(d) Any reference to a statutory provision shall be deemed to include that provision as the same may from time to time hereafter be amended or re-enacted.

2. ELIGIBILITY

No person shall be entitled as of right to participate in the Scheme. Subject thereto, the Directors shall in their absolute discretion, subject to the Rules, decide from time to time which Eligible Employee or Employees shall have the opportunity to participate and the extent of the participation.

3.   GRANT OF OPTIONS

(a)   Subject as hereinafter provided, the Directors may adopt such procedure as they think appropriate for granting Options to designated Eligible Employees.   Immediately prior to the granting of any Options the Directors may, in their absolute discretion, enter into a deed poll recording their intention to grant Options and agreeing to be bound by the option certificates issued pursuant to rule (b) below.   If the Directors do not enter into a deed poll, Options shall be granted under the Company's seal or otherwise to take effect as a deed.

(b)   The Eligible Employee shall become entitled to the Option immediately upon grant and the Directors shall as soon as practicable thereafter send the Participant the option certificate.   The Directors shall permit the Eligible Employee to renounce the grant of the Option within 30 days of the Date of Grant.

(c)   Notwithstanding paragraph (a) of this Rule, Options may only be granted within the periods of 42 days after the release of the Qualifying Companies' interim and/or final results in any year (or within 42 days following the day on which the Directors resolve that exceptional circumstances exist which justify the grant of Options).

(d)   The form for the time being of any certificate or other document shall be subject to the terms and conditions of the Scheme contained herein and shall be in such form as the Directors may determine.

(e)   No Options may be granted under the Scheme more than 10 years after the date of adoption of the Scheme by the Directors.

(f)   For the avoidance of doubt, the Directors may in their absolute discretion make more than one offer to any individual Eligible Employee to participate in the Scheme in any 42 day period referred to in Rule 3(c) above.

(g)   On the grant of an Option the Directors may impose objective conditions which must, unless otherwise stated in the Scheme, be satisfied prior to the exercise of Options. Such conditions may be amended following the Date of Grant if:

> (i)   those circumstances which prevailed at the Date of Grant and which were relevant to the conditions that were originally imposed regarding the exercise of the Option have subsequently changed;
>
> (ii)   the Directors are satisfied that any such amended conditions would be a fairer measure of the performance of the Participant and the Directors reasonably consider that such amended conditions are no more difficult to satisfy than the original conditions; and
>
> (iii) shall cease to apply in circumstances in which Participants become entitled to exercise Options in accordance with Rules 4(b)(ii) (excluding Retirement), 4(b)(iii), 4(b)(iv), 4(b)(v), 6 and 7 hereof.

4.   TERMS OF OPTIONS

(a)   Non-transferability

No Option granted under the Scheme may be transferred, assigned, charged or otherwise alienated.

(b)   Period of Option and when Exercisable

An Option shall be capable of being exercised, but subject as hereinafter provided, at any time following the earliest of:-

> (i)   the date three years from the Date of Grant thereof;
>
> (ii)   the Participant ceasing to be in Employment by reason of his death, injury, disability, Redundancy or Retirement Provided that, in the case of Retirement at normal retirement age, the Participant had been in Employment for not less than two years after the Date of Grant and the Option shall not be exercised until at least three years after the Date of Grant;
>
> (iii) the Participant ceasing to be in Employment by reason of the Participating Company by which he is employed ceasing to be a member of the Group or by reason of the operating division in which he is employed being disposed of by the Group;
>
> (iv)   the Participant ceasing to be in Employment in circumstances other than those referred to in sub-paragraphs (ii) and (iii) of this paragraph, where the Directors, in their absolute discretion, resolve that such an exercise shall be permitted;

(v) the Participant, being female, having failed to exercise within the prescribed period the statutory right to resume Employment after an absence due to pregnancy or confinement;

(vi) the occurrence of the circumstances mentioned in Rule 6 or 7 relating to General Offers and voluntary winding up.

(c)   Lapse of Option

An Option shall lapse to the extent that it has not been exercised by the earliest of:-

(i) the tenth anniversary of the Date of Grant thereof or, if the Participant dies prior to the said tenth anniversary, the expiry of twelve months from the date of his death;

(ii) the expiry of twelve months from the date of death of a Participant;

(iii) the expiry of six months from the date on which the Participant ceases to be in Employment (A) by reason of his injury, disability or Redundancy or (B) by reason of the Participating Company by which he is employed ceasing to be a member of the Group or the operating division in which he is employed being disposed of by the Group or (C) in other circumstances where the Directors exercise their discretion under sub-paragraph (b)(iv) of this Rule Provided that in the event of the death within the said period of six months of a Participant who has ceased to be in Employment in the circumstances referred to in (A), (B) or (C) of this sub-paragraph (iii) the Option shall not lapse, subject as provided in sub-paragraph (vi) or (vii) of this paragraph, until the expiry of twelve months from the date of his death;

(iv) in the case of a female Participant to whom sub-paragraph (b)(v) of this Rule applies the expiry of six months from the latest date on which she could have exercised the statutory right to resume Employment after an absence due to pregnancy or confinement Provided that in the event of her death within the said period of six months the Option shall not lapse, subject as provided in sub-paragraph (vi) or (vii) of this paragraph until the expiry of twelve months from the date of her death;

(v) the expiry of two years from the date on which the Participant ceases to be in Employment by reason of Retirement;

(vi) the expiry of the periods referred to in Rule 6(a) and (c) following a General Offer being made;

(vii) the expiry of the period during which the Option may be treated as having been exercised pursuant to Rule 7, in the event of a members' voluntary winding up of any Qualifying Company;

(viii) the date on which the Participant ceases to be in Employment in any circumstances other than those referred to in sub-paragraphs (ii), (iii), (iv) or (v) of this paragraph (c) of this Rule unless (being female) she is entitled to exercise and subsequently does exercise the statutory right to resume Employment after an absence due to pregnancy or confinement.

Provided that the Directors may in their absolute discretion extend the periods of six months specified in sub-paragraphs (iii) and (iv) above and the period of two years specified in sub-paragraph (v) above to such longer period as they may determine, not being a period which expires after the date which is three years and six months after the later of the Date of Grant and the date on which an Option was last exercised in whole or in part by the Participant.

(d)   Restrictions on the Exercise of Options

An Option granted under the Scheme shall not be exercised if any conditions imposed under Rule 3(g) have not been fulfilled or waived in accordance with these Rules.

(e)   Manner of Exercise of Options

Subject as hereinbefore provided an Option shall be exercised by notice in writing given by the Participant to the Company (and, if the Company determines, to the Qualifying Company whose Shares are comprised in the Option and/or to the person holding the Shares to which the Option relates), specifying that the Option is thereby exercised and the number of Shares in respect of which it is exercised and such notice shall be accompanied by the relevant option certificate(s) and payment of the Option Prices of the Shares in respect of which the Option is exercised. Within 30 days after receipt by the Company of such notice, certificate(s) and payment (and subject to the provisions and the requirements of any applicable enactment or regulation) the Company shall procure that the Shares in respect of which the Option has been exercised are transferred to the Participant (or his nominee). Within the same period, a Share Certificate or other appropriate evidence of title shall be issued to the Participant (or his nominee). An Option may be exercised in whole or in part and in the event of an Option being exercised in part only, the relevant option certificate shall be cancelled and a new option certificate setting forth the date on which the Option was last exercised and the number of Shares in respect of which the Option has not been exercised shall be delivered by the Company to the Participant.

(f)   Satisfaction of Options

In no circumstances shall Shares be issued in order to satisfy outstanding Options. All Options shall be satisfied by the transfer of existing Shares.

(g)   Rights on Cessation of Employment

In no circumstances whatsoever shall any person ceasing to hold the office or employment by virtue of which he is or may be eligible to participate in the Scheme or to exercise an Option granted hereunder be entitled to any compensation for any loss of any right or benefit or prospective right or benefit under the Scheme which he might otherwise have enjoyed whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise howsoever.

5.   ISSUE OR REORGANISATION

(a)   In the event of any Issue or Reorganisation affecting a Qualifying Company the number of Shares in the relevant Qualifying Company subject to Options and/or the relevant Option Prices shall be adjusted in such manner as the Auditors upon reference to them by the Directors shall confirm in writing to be in their opinion fair and reasonable. Provided that no adjustment shall be made pursuant to this rule without the prior approval of the person holding the Shares to which the Option relates (such approval not to be unreasonably withheld).

(b)   Options may be adjusted following variations in the share capital of the relevant Qualifying Company other than as a result of an Issue or Reorganisation, but only with the prior approval by ordinary resolution of the members of that Qualifying Company in general meeting. Any such adjustment shall be made in accordance with Rule 5(a) above.

6.   TAKEOVER

(a)   In the event of:-

(i) a general offer being made to acquire the whole of the issued ordinary share capital of a Qualifying Company (or such part thereof as is not at the time owned by the offeror or any company controlled by the offeror and/or persons acting in concert with the offeror) and after the announcement of the general offer the offeror (and any such companies and/or persons as aforesaid) comes to own beneficially more than fifty per cent. of the issued ordinary share capital of the Qualifying Company, or

(ii) a general offer being made to acquire the whole of the issued ordinary share capital of a Qualifying Company (or such part thereof as aforesaid) by any person who already owns beneficially (together with any company controlled by such person and/or persons acting in concert with him) more than fifty per cent. of the issued ordinary share capital of the Qualifying Company,

a Participant will, subject to the provisions of Rule 4(c)(i) and (ii) and (d) and paragraph 6(c) below, be entitled to exercise any Option held by him over Shares in the relevant Qualifying Company at any time during the period of six months following, in the case of an offer within paragraph (i) above, the date of the acquisition therein mentioned or, if the offer was conditional, the later date on which the offer becomes unconditional and, in the case of an offer within paragraph (ii) above, the date on which the offer is made or, if the offer was conditional, the later date on which the offer becomes unconditional.

(b) Forthwith upon the said offer being posted to shareholders the relevant Qualifying Company, shall use all reasonable endeavours to procure that if a Participant is allotted or transferred Shares pursuant to the exercise of Options in accordance with paragraph (a) above then insofar as such Shares were not the subject of the said general offer the party by whom the general offer was made shall offer to acquire from the Participant all those Shares upon the same terms as Shares of the same class were acquired under the general offer.

(c) If the offeror becomes entitled under Sections 428 to 430 of the Companies Act 1985 to acquire any Reed Shares (or there occurs in relation to Elsevier an event entitling the offeror to acquire compulsorily Shares held by minority shareholders) the Directors shall notify each Participant thereof forthwith upon becoming aware that the offeror is so entitled and a Participant shall, subject to Rule 4(c)(i) and (ii) and (d), be entitled to exercise all or any of the Options over Shares in that Qualifying Company which he holds at any time during the period of one month following such notification, and upon the expiry of such period all unexercised Options over such Shares will lapse.

(d) If any company (the "acquiring company")

    (i) obtains Control of a Qualifying Company as a result of making:-

        (a) a general offer to acquire the whole of the issued share capital of that Qualifying Company which is made on a condition such that if it is satisfied the person making the offer will have Control thereof, or

        (b) a general offer to acquire all the shares in that Qualifying Company which are of the same class as the scheme shares, or

    (ii) obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the court under Section 425 of the Companies Act 1985 (to the extent that such provision is, or is agreed with the Inland Revenue to be, applicable to the Qualifying Company), or

(iii) becomes bound or entitled to acquire Shares under Sections 428 to 430 of the Companies Act 1985 (to the extent that such provision is, or is agreed with the Inland Revenue to be, applicable to the Qualifying Company),

any Participant may at any time within the appropriate period, by agreement with the acquiring company, release his Option over Shares in that Qualifying Company (hereinafter in this Rule 6(d) called "old rights") in consideration of the grant to him of rights (hereinafter in this Rule 6(d) called new rights") which are equivalent to his Option but relate to shares in a different company (whether the acquiring company itself or some other company falling within paragraph 10(b) or (c) of Schedule 9). In this Rule 6(d) "the appropriate period" and "equivalent" have the same meaning as in paragraph 15 of Schedule 9 and accordingly the new rights shall not be regarded for the purpose of the Scheme as equivalent to the old rights unless:-

(a) the new rights will be exercisable in the same manner as the old rights and subject to the provisions of the Scheme as it had effect immediately before the release of the old rights; and

(b) the total market value, immediately before the release, of the shares which were subject to the Participant's old rights is equal to the total market value, immediately after the grant of the shares in respect of which the new rights are granted to the Participant; and

(c) the total amount payable by the Participant for the acquisition of shares in pursuance of the new rights is equal to the total amount that would have been payable for the acquisition of shares in pursuance of the old rights.

The new rights shall for the purposes of the Scheme be treated as having been granted at the time when the old rights were granted. The new rights shall not lapse as a result of the operation of Rule 6(a) and/or (c) following the event permitting the grant of such new rights. In relation to any new rights, references in Rules 1 and 4 to 8 of the Scheme to "Qualifying Company", "Reed" and "Elsevier" shall (as appropriate) be construed as if references to the company whose shares are subject to the new rights and references to "Shares", "Reed Shares" and "Elsevier Shares" shall (as appropriate) be construed as if references to the shares subject to the new rights.

7.   **VOLUNTARY WINDING UP**

If notice is duly given of a resolution for the voluntary winding-up of a Qualifying Company, an Option over shares in that Qualifying Company may be exercised within two months from the date of resolution.

8.   **ADMINISTRATION AND AMENDMENT**

(a)   The Scheme shall be administered under the direction of the Directors who may at any time and from time to time by resolution and without other formality amend the Rules in any respect. Provided that:-

(i)   no amendment shall operate to prejudice materially any rights already acquired by a Participant under the Scheme;

(ii)   no amendment may be made except by or with the prior approval of an Ordinary Resolution of Reed in General Meeting (and, if either the supervisory board or the management board of Elsevier so require in accordance with clause 4.1 of the Governing Agreement between Reed and Elsevier dated 1 January 1993 (as amended or replaced from time to time), the prior approval of Elsevier in General Meeting):-

(A)   to the basis of calculation of the Option Price;

(B)   to the definitions of "Eligible Employee" "Employment" and "Issue or Reorganisation";

(C)   to extend the periods specified in Rule 3 for invitations and applications for and the grant of Options;

(D)   to, or so as to, nullify or override, any of the provisions of Rules 4, 5, 6, 7 or this paragraph (a) of this Rule.

(iii)   notwithstanding the foregoing provisos any amendment may be made (i) to comply with or take account of the provisions of any proposed or existing legislation or (ii) where the amendment in question has no direct bearing upon Reed (provided that the prior approval of the directors of Elsevier shall be obtained to any amendment having direct bearing upon Elsevier together with, if the board of Reed so require in accordance with clause 4.1 of the Governing Agreement between Reed and Elsevier dated 1 January 1993 (as amended or replaced from time to time), the prior approval of Reed in General Meeting).

(b)   The Directors' decision on any matter concerning the Scheme shall be final and binding.

(c)   The cost of the operation of the Scheme (including but not limited to the costs relating to the issue of Shares upon the exercise of Options) shall be borne by the Company.

(d)   In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Act 1950 shall not apply hereto.

(e)   All notices under the Scheme shall be in writing and if to the Company, a Qualifying Company, the person holding any Shares to which an Option relates (if a company) or the Participating Company shall be delivered to the relevant person or sent by first class post to its respective registered office for the time being, and if to a Participant, shall be delivered personally or sent by first class post to the Participant at the address which he shall give to his employer for the purpose, or failing any such address to his last known place of abode. If a notice is sent by first class post it shall be deemed to be served on the first weekday (other than a Saturday or Bank Holiday) after such posting.

(f)   The Company and any other member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

(g)   The grant of an Option shall be conditional on the Participant agreeing to comply with any arrangements specified by the Company for the payment of taxation and any national insurance contributions (including without limitation the right to sell on the Participant's behalf sufficient Shares to satisfy the Participant's taxation or national insurance contribution liability) in respect of an Option.

9.   TERMINATION

The Directors may at any time terminate the Scheme and in such event no further invitations to apply for Options will be made pursuant to Rule 3(a) but the subsisting rights of Participants will not thereby be affected.

THE REED ELSEVIER PLC EXECUTIVE OVERSEAS
SHARE OPTION SCHEME (No. 2)

1. **OVERSEAS SCHEME**

This Scheme shall incorporate all the provisions of the Reed Elsevier plc Executive UK Share Option Scheme (No. 2) set out above save that the definition of "Scheme" shall refer to the Reed Elsevier plc Executive Overseas Share Option Scheme (No. 2).

2. **PROVISIONS IN RELATION TO PARTICIPANTS IN THE UNITED STATES OF AMERICA**

Notwithstanding the foregoing, the provisions of this Scheme shall apply to a Participant who is employed or remunerated in the United States of America with the modifications set forth below:

(1)   "Eligible Employee" shall mean any person holding Employment in the United States who does not, directly or by attribution pursuant to Section 424(d) of the Internal Revenue Code of 1986, as amended (the "Code"), own shares possessing more than 10 per cent of the total combined voting power of stock of Reed or Elsevier or of any corporation which is considered a parent or a subsidiary of Reed or Elsevier within the meaning of subsections (e), (f) and (g) of Section 424 of the Code.

(2)   Options granted under the Scheme to an Eligible Employee are intended to be either incentive stock options or non-qualified stock options, as designated by the Company in each option certificate evidencing the grant of an Option hereunder. The term, "incentive stock options" means Options to purchase Shares which at the time such Options are granted under the Scheme qualify as incentive stock options within the meaning of Section 422A of the Code. The term, "non-qualified stock options", means Options to purchase Shares which at the time such Options are granted under this Scheme do not qualify as incentive stock options.

EXHIBIT 8

SIGNIFICANT SUBSIDIARIES, ASSOCIATES, JOINT VENTURES AND BUSINESS UNITS

Reed Elsevier PLC and Reed Elsevier NV conduct their business through two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV. Refer Item 4: Information on Reed Elsevier for background.

The following table shows the significant subsidiaries, associates, joint ventures and business units of Reed Elsevier Group plc and of Elsevier Reed Finance BV by reference to business segment and geographical location. All businesses are 100% owned unless otherwise stated.

Business	Geographical location
Reed Elsevier Group plc	United Kingdom
Holding Companies	
Reed Elsevier (UK) Limited[1]	United Kingdom
Reed Elsevier Holdings B.V.	The Netherlands
Reed Elsevier Nederland B.V.	The Netherlands
Reed Elsevier Overseas B.V.	The Netherlands
Reed Elsevier US Holdings Inc	United States
Reed Elsevier Inc.[1]	United States
Reed Elsevier Capital Inc.	United States
Harcourt, Inc[1]	United States
HGI Investment Trust	United States
Reed Elsevier Properties Inc.	United States
Science & Medical	
Elsevier Limited	United Kingdom
Elsevier B.V.	The Netherlands
Excerpta Medica Medical Communications B.V.	The Netherlands
Elsevier Inc.	United States
Excerpta Medica, Inc	United States
Academic Press[2]	United States
Elsevier Health Sciences[2]	United States
Mosby, Inc.	United States
MDL Information Systems, Inc.	United States
Endeavor Information Systems, Inc.	United States
Elsevier Ireland Limited	Republic of Ireland
MDL Information Systems GmbH	Germany
Legal	
LexisNexis UK[3]	United Kingdom
Eclipse Group Limited	United Kingdom
LexisNexis[4]	United States
Matthew Bender and Company, Inc.	United States
Martindale-Hubbell[4]	United States
RiskWise International L.L.C.	United States
Editions du Juris-Classeur SA	France
Dott. A. Giuffrè Editore Spa (40%)	Italy
Butterworths Australia[5]	Australia
Education	
Harcourt Education Limited	United Kingdom
Harcourt School Publishers[6]	United States
Holt, Rinehart and Winston[6]	United States
Harcourt Achieve Inc.	United States
Harcourt Assessment Inc.	United States

Business	Geographical location
Business	
Reed Business Information Limited	United Kingdom
Reed Exhibitions Limited	United Kingdom
Reed Business Information B.V.	The Netherlands
Reed Business Information US[4]	United States
Reed Construction Data Inc.	United States
Reed Exhibitions[4]	United States
Reed Expositions France SA	France
Reed Midem Organisation SA	France
Groupe Strategies SA	France
Fiera Milano International Spa (47%)	Italy
Reed Exhibitions Japan Limited	Japan
Elsevier Reed Finance B.V.	The Netherlands
Elsevier Swiss Holdings SA	Switzerland
Elsevier Finance SA	Switzerland
Elsevier Properties SA	Switzerland
Elsevier Risks SA	Switzerland

(1) Holding company, but also trades through one or more operating divisions
(2) Division of Elsevier Inc.
(3) Division of Reed Elsevier (UK) Limited
(4) Division of Reed Elsevier Inc.
(5) Division of Reed International Books Australia Pty Ltd
(6) Division of Harcourt, Inc.

EXHIBIT 12.1

SECTION 302 CERTIFICATION

I, CHL Davis, certify that:

1. I have reviewed this annual report on Form 20-F of Reed Elsevier PLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CHL DAVIS

CHL Davis
Chief Executive Officer
Reed Elsevier PLC

Dated: March 15, 2004

EXHIBIT 12.2

SECTION 302 CERTIFICATION

I, MH Armour, certify that:

1. I have reviewed this annual report on Form 20-F of Reed Elsevier PLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MH ARMOUR

MH Armour
Chief Financial Officer
Reed Elsevier PLC

Dated: March 15, 2004

EXHIBIT 12.3

SECTION 302 CERTIFICATION

I, CHL Davis, certify that:

1. I have reviewed this annual report on Form 20-F of Reed Elsevier NV;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CHL DAVIS

CHL Davis
Member, Executive Board & Chief Executive Officer
Reed Elsevier NV

Dated: March 15, 2004

EXHIBIT 12.4

SECTION 302 CERTIFICATION

I, MH Armour, certify that:

1. I have reviewed this annual report on Form 20-F of Reed Elsevier NV;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MH ARMOUR

MH Armour
Member, Executive Board & Chief Financial Officer
Reed Elsevier NV

Dated: March 15, 2004

EXHIBIT 13.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Reed Elsevier PLC (the "Company") on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, CHL Davis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ CHL DAVIS

CHL Davis
Chief Executive Officer
Reed Elsevier PLC

Dated: March 15, 2004

EXHIBIT 13.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Reed Elsevier PLC (the "Company") on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, MH Armour, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MH ARMOUR

MH Armour
Chief Financial Officer
Reed Elsevier PLC

Dated: March 15, 2004

EXHIBIT 13.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Reed Elsevier NV (the "Company") on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, CHL Davis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ CHL DAVIS

CHL Davis
Member, Executive Board & Chief Executive Officer
Reed Elsevier NV

Dated: March 15, 2004

EXHIBIT 13.4

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Reed Elsevier NV (the "Company") on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, MH Armour, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MH ARMOUR

MH Armour
Member, Executive Board & Chief Financial Officer
Reed Elsevier NV

Dated: March 15, 2004

EXHIBIT 14.1

INDEPENDENT AUDITORS' CONSENT – REED ELSEVIER COMBINED FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form F-3 of our report dated February 18, 2004, relating to the combined financial statements of Reed Elsevier, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2003.

Deloitte & Touche LLP   Deloitte Accountants
Chartered Accountants   Amsterdam, The Netherlands
London, England   March 15, 2004
March 15, 2004

EXHIBIT 14.2

INDEPENDENT AUDITORS' CONSENT-REED ELSEVIER PLC CONSOLIDATED FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form F-3 of our report dated February 18, 2004, relating to the consolidated financial statements of Reed Elsevier PLC, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2003.

Deloitte & Touche LLP
Chartered Accountants
London, England
March 15, 2004

EXHIBIT 14.3

INDEPENDENT AUDITORS' CONSENT-REED ELSEVIER NV GROUP FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form F-3 of our report dated February 18, 2004, relating to the group financial statements of Reed Elsevier NV, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2003.

Deloitte Accountants
Amsterdam, The Netherlands
March 15, 2004